BEST AVAILABLE COPY

D90/COMP SEC/CW
08 February 2006

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

<u>Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701</u>

I enclose for filing certain public information for the period 13th October 2005 to the 31st December 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 13th October 2005 to the 31st December 2005.

1. Announcement dated 13th October 2005 regarding Rule 8.3
2. Announcement dated 14th October 2005 regarding Rule 8.3
3. Announcement dated 18th October 2005 regarding FRN Variable Rate Fix.
4. Announcement dated 19th October 2005 regarding Rule 8.3
5. Announcement dated 19th October 2005 regarding Rule 8.3
6. Announcement dated 20th October 2005 regarding Rule 8.3
7. Announcement dated 24th October 2005 regarding Rule 8.3
8. Announcement dated 25th October 2005 regarding Reckitt Benckiser Q3 profits up 13%
9. Announcement dated 25th October 2005 regarding Holding in Company.
10. Announcement dated 25th October 2005 regarding Reckitt Benckiser Q3 profits up 13%
11. Announcement dated 26th October 2005 regarding Rule 8.3
12. Announcement dated 27th October 2005 regarding Interim Results.
13. Announcement dated 27th October 2005 regarding Boots H1 profit falls 9.6%.
14. Announcement dated 27th October 2005 regarding Boots' Baker confident shareholders will back Alliance Unichem merger.
15. Announcement dated 27th October 2005 Boots' Baker confident shareholders will back Alliance Unichem merger UPDATE
16. Announcement dated 27th October 2005 regarding Boots H1 profit falls.

17. Announcement dated 28th October 2005 regarding Director/PDMR Shareholding.
18. Announcement dated 31st October 2005 regarding Director/PDMR Shareholding
19. Announcement dated 31st October 2005 regarding Rule 8.3
20. Announcement dated 1st November 2005 regarding Boots to enter Russian market in Nov.
21. Announcement dated 2nd November 2005 regarding Rule 8.3
22. Announcement dated 3rd November 2005 regarding Rule 8.3
23. Announcement dated 4th November 2005 regarding Circ. Re disposal.
24. Announcement dated 7th November 2005 regarding Rule 8.3
25. Announcement dated 9th November 2005 regarding Bayer CEO says company still expects to pay 40-50% of net income in div.
26. Announcement dated 9th November 2005 regarding Rule 8.3
27. Announcement dated 9th November 2005 regarding Rule 8.3
28. Announcement dated 10th November 2005 regarding Rule 8.3
29. Announcement dated 15th November 2005 regarding Rule 8.3
30. Announcement dated 16th November 2005 regarding Bayer CEO Wenning.
31. Announcement dated 16th November 2005 regarding Rule 8.3
32. Announcement dated 16th November 2005 regarding Holding in Company
33. Announcement dated 17th November 2005 regarding Boots to pay 85 min stg into pension fund after BHI disposal
34. Announcement dated 17th November 2005 regarding Rule 8.3
35. Announcement dated 23rd November 2005 regarding Director/PDMR shareholding
36. Announcement dated 23rd November 2005 regarding Rule 8.
37. Announcement dated 24th November 2005 regarding Result of EGM
38. Announcement dated 24th November 2005 regarding Boots shareholders approve sale of BHI unit to Reckitt Benckiser
39. Announcement dated 25th November 2005 regarding Rule 8.3
40. Announcement dated 29th November 2005 regarding Rule 8.3
41. Announcement dated 1st December 2005 regarding Regulatory submission update
42. Announcement dated 1st December 2005 regarding Merger Update
43. Announcement dated 1st December 2005 regarding Boots says EU to let UK authorities rule on Alliance Unichem merger
44. Announcement dated 1st December 2005 regarding Rule 8.3
45. Announcement dated 2nd December 2005 regarding FRN Variable Rate Fix
46. Announcement dated 2nd December 2005 regarding Rule 8.3
47. Announcement dated 2nd December 2005 regarding Rule 8.3
48. Announcement dated 2nd December 2005 regarding Blocklisting Interim Review
49. Announcement dated 6th December 2005 regarding Rule 8.3
50. Announcement dated 7th December 2005 regarding Rule 8.3

51. Announcement dated 8th December 2005 regarding Rule 2.10
52. Announcement dated 8th December 2005 regarding Rule 8.3
53. Announcement dated 9th December 2005 regarding FRN Variable Rate Fix
54. Announcement dated 9th December 2005 regarding Rule 8.3
55. Announcement dated 12th December 2005 regarding Rule 8.3
56. Announcement dated 13th December 2005 regarding Director/PDMR Shareholding
57. Announcement dated 14th December 2005 regarding Rule 8.3
58. Announcement dated 15th December 2005 regarding Rule 8.3
59. Announcement dated 15th December 2005 regarding Holding in Company
60. Announcement dated 16th December 2005 regarding Alliance Unichem expects strong FY results
61. Announcement dated 16th December 2005 regarding Alliance Unichem update
62. Announcement dated 16th December 2005 regarding Rule 8.3
63. Announcement dated 16th December 2005 regarding Rule 8.3
64. Announcement dated 16th December 2005 regarding Holding in Company
65. Announcement dated 19th December 2005 regarding Rule 8.3
66. Announcement dated 21st December 2005 regarding Rule 8.3
67. Announcement dated 22nd December 2005 regarding Rule 8.3
68. Announcement dated 23rd December 2005 regarding Rule 8.3
69. Announcement dated 28th December 2005 regarding Rule 8.3
70. Announcement dated 29th December 2005 regarding Director/PDMR Shareholding
71. Announcement dated 30th December 2005 regarding Rule 8.3

Documents filed by Boots Group PLC with the Registrar of Companies from 5th October 2005 to the 30th December 2005.

1. One form 288a in respect of Appointment of Director (filed 25th October 2005)
2. One form 288c in respect of Director's Particulars Changed

Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant


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✓11:23 13-Oct-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
~~17:03 12-Oct-05~~	~~BOOT~~	~~Boots Group PLC~~	~~Holding(s) in Company~~

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Time/Date	Code	Name	Headline
11:16 26-Oct-05	SDR	Schroders PLC	Rule 8.3- Boots
15:03 25-Oct-05	RB.	RECKITT BENCKISER PLC ORD 10 10/19P	Reckitt Benckiser Q3 profits up 13 pct, repeats FY targets UPDATE
13:43 25-Oct-05	BOOT	Boots Group PLC	Holding(s) in Company
13:39 25-Oct-05	RB.	RECKITT BENCKISER PLC ORD 10 10/19P	Reckitt Benckiser Q3 profits up 13 pct, repeats FY targets UPDATE
10:50 24-Oct-05	SDR	Schroders PLC	Rule 8.3- Boots
11:59 20-Oct-05	SDR	Schroders PLC	Rule 8.3- Boots
17:29 19-Oct-05	BARC	Barclays PLC	Rule 8.3- (Boots)
11:27 19-Oct-05	SDR	Schroders PLC	Rule 8.3- Boots Plc
11:58 18-Oct-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
11:14 14-Oct-05	AV.	Aviva PLC	Rule 8.3- Boots Group PLC

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Time/Date	Code	Name	Headline
11:38 02-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Plc
17:43 01-Nov-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots to enter Russian market in November
11:19 31-Oct-05	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:03 31-Oct-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
11:32 28-Oct-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
13:33 27-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	ROUNDUP Boots H1 profit falls but claims s/holders warming to Alliance deal
10:22 27-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots' Baker confident shareholders will back Alliance Unichem merger UPDATE
09:28 27-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots' Baker confident shareholders will back Alliance Unichem merger
07:16 27-Oct-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots H1 profit falls 9.6 pct
07:00 27-Oct-05	BOOT	Boots Group PLC	Interim Results

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Time/Date	Code	Name	Headline
12:13 16-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
08:39 16-Nov-05	BYR	BAYER AG NPV	Bayer CEO Wenning sees biggest external growth potential in OTC ops
12:00 15-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Plc
12:58 10-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots
16:05 09-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots plc
11:50 09-Nov-05	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
11:12 09-Nov-05	BYR	BAYER AG NPV	Bayer CEO says co still expects to pay 40-50 pct of net income in div UPDATE
14:30 07-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Plc
13:40 04-Nov-05	BOOT	Boots Group PLC	Circ re. disposal
11:43 03-Nov-05	AV.	Aviva PLC	Rule 8.3- Boots Group plc


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Date from: 12 Oct 2005

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Time/Date	Code	Name	Headline
10:02 01-Dec-05	BOOT	Boots Group PLC	Regulatory submission update
11:58 29-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:02 25-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:19 24-Nov-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots shareholders approve sale of BHI unit to Reckitt Benckiser
12:45 24-Nov-05	BOOT	Boots Group PLC	Result of EGM
12:55 23-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:43 23-Nov-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
11:39 17-Nov-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
10:49 17-Nov-05	BOOT	BOOTS GROUP PLC ORD 25P	Boots to pay 85 mln stg into pension fund after BHI disposal
14:49 16-Nov-05	BOOT	Boots Group PLC	Holding(s) in Company

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Time/Date	Code	Name	Headline
11:22 08-Dec-05	BOOT	Boots Group PLC	Rule 2.10 Announcement
11:42 07-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:59 06-Dec-05	AV.	Aviva PLC	Rule 8.3- Boots Group plc
14:18 02-Dec-05	BOOT	Boots Group PLC	Blocklisting Interim Review
11:50 02-Dec-05	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:17 02-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
07:05 02-Dec-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
12:41 01-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
10:34 01-Dec-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Boots says EU to let UK authorities rule on Alliance UniChem merger
10:02 01-Dec-05	AUN	Alliance UniChem PLC	Merger Update

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Time/Date	Code	Name	Headline
07:56 16-Dec-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Alliance UniChem expects 'strong' FY results,'as anticipated at H1 stage' UPDATE
07:36 16-Dec-05	AUN	ALLIANCE UNICHEM PLC ORD 10P	Alliance UniChem expects 'strong' FY results, 'as anticipated at H1 stage'
16:00 15-Dec-05	BOOT	Boots Group PLC	Holding(s) in Company
12:11 15-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:03 14-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
16:35 13-Dec-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
11:41 12-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:24 09-Dec-05	AV.	Aviva PLC	Rule 8.3- Boots Group plc
07:05 09-Dec-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
15:05 08-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc

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Time/Date	Code	Name	Headline
10:57 30-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:53 29-Dec-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
11:23 28-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:41 23-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:55 22-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:20 21-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:47 19-Dec-05	SDR	Schroders PLC	Rule 8.3- Boot Group Plc
14:56 16-Dec-05	BOOT	Boots Group PLC	Holding(s) in Company
14:23 16-Dec-05	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:46 16-Dec-05	AV.	Aviva PLC	Rule 8.3- Boots Group PLC

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	10:57 30-Dec-05
Number	3096W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**29/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,824,136	2.191%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,352	606.5p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 20/12/05

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	14:53 29-Dec-05
Number	2823W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£6.00

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

299,135 0.0414%

16. Date issuer informed of transaction

29th December 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

………………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

29th December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per share or value of transaction

£6.00

14. Date and place of transaction

20th December 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

121,401 0.0168%

16. Date issuer informed of transaction

29th December 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

29th December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ANDREW UNITT

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£6.00

14. Date and place of transaction

20th December 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

103,270 0.014%

16. Date issuer informed of transaction

29th December 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

29th December 2005

END

END

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Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:23 28-Dec-05
Number	2245W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	23/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,826,488	2.191%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,000	610.89p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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68

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:41 23-Dec-05
Number	1784W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	22/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,821,488	2.190%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 28,600 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	*256,264*	*607p*
Purchase	8,000	610p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23/12/05
Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:55 22-Dec-05
Number	1045W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**21/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,585,824	2.158%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	219,058	605.276p
Purchase	158,000	602p
Sale	3,844	602.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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60.

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:20 21-Dec-05
Number	0320W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	20/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,212,610	2.106%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer in of 5,902 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,334	598p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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 65

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boot Group Plc
Released	11:47 19-Dec-05
Number	8747V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	16/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,204,374	2.105%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	29,600	600.25p
Purchase	600	600.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19/12/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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 64.

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:56 16-Dec-05
Number	8220V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

6th December 2005

11) Date company informed

12) Total holding following this notification

44,871,470

13) Total percentage holding of issued class following this notification

6.14%

14) Any additional information

This is a replacement announcement following amended notification from Lehman Brothers.

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....16th December 2005....

END

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63

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:23 16-Dec-05
Number	8181V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**15/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,233,374	2.109%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,000	592.0p
Sale	19,691	591.0p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 16/12/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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60

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:46 16-Dec-05
Number	7939V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	15 DECEMBER 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,224,038	1.277%	0	0%
(2) *Derivatives (other than options)*	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,224,038	1.277%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	13,000	GBP5.920000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 DECEMBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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AFX UK Focus Story

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Alliance UniChem expects 'strong' FY *results,'as anticipated at H1 stage'* UPDATE
Released	07:56 16-Dec-05
Number	075656.16122005

(Adds more detail from Alliance Unichem statement)

LONDON (AFX) - Alliance UniChem PLC, the European healthcare group that in October proposed a 'merger of equals' with Boots Group PLC, said that despite difficult market conditions during 2005 it is confident it will deliver the 'strong financial performance' for the year it anticipated at the interim stage in July.

The group will publish year to Dec 31 2005 results on Feb 28 2006.

It said that in the year to date it performed 'strongly', largely through the continuation of organic sales growth and an ongoing focus on margin

management, cost control and working capital efficiency.

It noted the balance of its activities and geographical spread provided resilience to short term fluctuations in individual markets.

Alliance said its wholesale division performed well this year, despite slower growth in the second half in several markets, most notably Spain and the UK.

It expects the UK market to return to growth in 2006, once the impact of the

Pharmaceutical Price Regulation Scheme (PPRS) price cuts implemented at the

beginning of January 2005 has worked through.

The group reckons a return to growth in the UK market, combined with appropriate action by local management teams, should continue to counter the effects on it of ongoing regulatory reviews, such as in France.

Alliance maintained its retail division also performed well this year, although, as with wholesale, its markets saw slower overall growth in the second half than expected. Again this is mainly due to the continued impact of the PPRS price cuts in the UK.

The group has continued to grow its retail network, adding 101 pharmacies in the 11 months to Nov 30, bringing the total to 1,283 pharmacies, including 123 operated by associates.

Alliance added that the performance of the associates is 'well ahead' of expectations at the beginning of the year, with Hedef Alliance in Turkey performing particularly well.

Alliance shares closed Thursday up 13-1/2 pence at 789.

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Alliance UniChem expects 'strong' FY results 'as anticipated at H1 stage'
Released	07:36 16-Dec-05
Number	073653.16122005

LONDON (AFX) - Alliance UniChem PLC, the European healthcare group that in October proposed a 'merger of equals' with Boots Group PLC, said that despite some difficult market conditions during 2005 it is confident it will deliver the 'strong financial performance' for the year it anticipated at the interim stage in July.

The group will publish year to Dec 31 2005 results on Feb 28 2006.

It said that in the year to date it performed 'strongly', largely through the continuation of organic sales growth and an ongoing focus on margin management, cost control and working capital efficiency.

It noted the balance of its activities and geographical spread provided resilience to short term fluctuations in individual markets.

Alliance shares closed Thursday up 13-1/2 pence at 789.

jdd/lam

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	16:00 15-Dec-05
Number	7501V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction
6th November 2005

11) Date company informed

Received 13th December 2005

44,871,470

13) Total percentage holding of issued class following this notification

6.14%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....15th December 2005....

END

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Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:11 15-Dec-05
Number	7276V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**14/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,263,065	2.113		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,167	595.75p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:03 14-Dec-05
Number	6654V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,269,232	2.114		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes in-specie transfer out of 28,600 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,528	594.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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56

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	16:35 13-Dec-05
Number	6090V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

DR MARTIN READ

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DR MARTIN READ

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,500

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00076%

13. Price per *share* or value of transaction

£5.95

14. Date and place of transaction

13th December 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

13th December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

SONIA FENNELL 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

[illegible]

END
END

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Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:41 12-Dec-05
Number	4982V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**09/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,294,304	2.117		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	559,755	601.705p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. *If none, this should be stated.*

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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SH.

Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:24 09-Dec-05
Number	4194V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	8 DECEMBER 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,211,038	1.275%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,211,038	1.275%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	900	GBP5.980000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 DECEMBER 2005
Contact name	NEIL WHITTAKER

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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53.

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 09-Dec-05
Number	2005120800

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 10/Dec/2008
ISSUE DATE: 09/Dec/2004
ISIN: XS0207639732

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 12/Dec/2005 TO 12/Jun/2006 HAS BEEN FIXED AT 0.331250 PCT.

DAY BASIS 182/360

INTEREST PAYABLE VALUE 12/Jun/2006 WILL AMOUNT TO JPY 167,465.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

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52.

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:05 08-Dec-05
Number	3766V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	07/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	14,734,549	2.040		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes in-specie transfer out of 490,946 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	599p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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51.

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Rule 2.10 Announcement
Released	11:22 08-Dec-05
Number	3504V

For immediate release 8 December 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

BOOTS GROUP PLC ("Boots")

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers Boots confirms that, as at the close of business on 7 December 2005, Boots' issued share capital consisted of 722,348,678 ordinary shares of 25 pence. The ISIN number for Boots' ordinary shares is GB0032310780.

ENQUIRIES

Boots Group PLC
Sonia Fennell, Assistant Company Secretary Tel: 0115 968 7094

Any person who, acting alone or acting together with any person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Boots, owns or controls or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Boots is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12:00 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the offer period to the date on which the proposed offer for Alliance UniChem Plc becomes or is declared unconditional in all respects or lapses or is otherwise withdrawn. Dealings by Boots or by their respective "associates" (as defined in the City Code) in any class of securities of Boots until the end of such offer period must also be disclosed. Please consult your financial adviser if you believe this Rule may be applicable to you.

END

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50

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:42 07-Dec-05
Number	2797V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**06/12/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,724,549	2.038		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes in-specie transfer out of 490,946 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	267,000	598.75p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	12:59 06-Dec-05
Number	2167V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	5 DECEMBER 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,210,138	1.275%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,210,138	1.275%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	8,312	GBP5.955000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 DECEMBER 2005
Contact name	NEIL WHITTAKER

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	14:18 02-Dec-05
Number	0762V

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From 01.06.05 To 30.11.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

583,504 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

583,504

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

722,348,678

Contact for queries

Name	Sonia Fennell, Assistant Company Secretary
Address	Boots Group PLC, Nottingham. NG90 1BS
Telephone	0115 9687094

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:50 02-Dec-05
Number	0536V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.25**
Date of dealing	**01 DECEMBER 2005**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,218,450	1.292%	0	0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	9,218,450	1.292%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities		0%		0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total		0%		0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	600	GBP5.965000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	02 DECEMBER 2005
Contact name	NEIL WHITTAKER

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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46

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:17 02-Dec-05
Number	0497V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	01/12/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	14,948,495	2.095		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,500	595p
Sale	20,000	597p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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45.

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 02-Dec-05
Number	2005120100

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 10,000,000.00
MATURING: 04/Mar/2008
ISSUE DATE: 04/Mar/2005
ISIN: XS0213472482

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 05/Dec/2005 TO 06/Mar/2006 HAS BEEN FIXED AT 2.724000 PCT

DAY BASIS 91/360

INTEREST PAYABLE VALUE 06/Mar/2006 WILL AMOUNT TO:
EUR 68.86 PER EUR 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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44

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:41 01-Dec-05
Number	9876U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**30/11/05**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	14,983,995	2.100		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,610	601.5p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

01/12/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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43

RECEIVED
2005 FEB 13 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AFX UK Focus Story

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Company	ALLIANCE UNICHEM PLC ORD 10P
TIDM	AUN
Headline	Boots says EU to let UK authorities rule on Alliance UniChem merger
Released	10:34 01-Dec-05
Number	103441.01122005

LONDON (AFX) - Boots Group PLC and Alliance UniChem PLC said the European Commission has agreed to allow the UK authorities to consider their merger.

The parties will now work closely with the Office of Fair Trading, they said.

Boots and Alliance agreed on Oct 3 this year a 7 bln stg 'merger of equals' to create an international pharmacy-led healthcare group called Alliance Boots.

The merger was conditional on the health and beauty retailer selling its Boots Healthcare International (BHI) over-the-counter medicines business.

Boots announced on Oct 7 that it was selling the business to Reckitt Benckiser PLC for 1.93 bln stg.

bam

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42

Regulatory Announcement

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	10:02 01-Dec-05
Number	9462U

RNS Number:9462U
Alliance UniChem PLC
01 December 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

1 December 2005

Proposed merger of Boots and Alliance UniChem

Alliance UniChem Plc confirms that the European Commission has agreed to the request to have its proposed merger with Boots Group PLC considered by the UK authorities. The parties will now work closely with the Office of Fair Trading during the latter's review process.

Enquiries:

Richard Constant
Gavin Anderson & Company +44 (0) 20 7554 1400

This information is provided by RNS
The company news service from the London Stock Exchange

END

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41

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Regulatory submission update
Released	10:02 01-Dec-05
Number	9644U

RNS Number:9644U
Boots Group PLC
01 December 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PROPOSED MERGER OF BOOTS AND ALLIANCE UNICHEM

Boots notes that the European Commission has agreed to the request to have the proposed merger considered by the UK authorities. The parties will now work closely with the Office of Fair Trading

- ENDS -

For further information please contact:
Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

This information is provided by RNS
The company news service from the London Stock Exchange

END

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40

Regulatory Announcement

RECEIVED
2006 FEB 13 P 2:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:58 29-Nov-05
Number	8300U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	28/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,987,605	2.101		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,000	607.238p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 29/11/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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39

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	13:02 25-Nov-05
Number	7007U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	24/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,971,605	2.098		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 2,417 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	612.25p
Purchase	30,000	611.877p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25/11/05
Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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38

AFX UK Focus Story

RECEIVED
2005 FEB 13 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots shareholders approve sale of BHI unit to Reckitt Benckiser
Released	13:19 24-Nov-05
Number	131937.24112005

LONDON (AFX) - Boots Group PLC, the health and beauty retailer, said its shareholders today approved the disposal of its Boots Healthcare International over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for 1.93 bln stg.

They backed the proposal at an extraordinary general meeting.

The BHI sale remains conditional upon obtaining clearances from the European and US antitrust authorities and is expected to complete early next year.

On completion Boots shareholders will receive 1.43 bln stg, 200 pence a share, through a special dividend. Boots shares will then be consolidated.

Last month Boots proposed a 'merger of equals' with Alliance Unichem PLC.

At 12.56 pm shares in Boots were up 3 pence at 613.

jdd/cmr

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37

Regulatory Announcement

RECEIVED
2006 FEB 13 P 2:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Boots Group PLC
TIDM	BOOT
Headline	Result of EGM
Released	12:45 24-Nov-05
Number	6354U

Boots Group PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM US, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

Boots Group PLC ("Boots" or the "Company")
Announcement of Result of Extraordinary General Meeting ("EGM")

Boots announces that the resolutions to approve the proposed disposal of Boots Healthcare International to Reckitt Benckiser plc ("Disposal") and related share consolidation were passed by the Company's shareholders at the EGM held earlier today.

The Disposal is still conditional upon obtaining clearances from the European and United States anti-trust authorities and is expected to complete in early 2006. It is intended that completion of the Disposal will be followed as soon as practicable by a return of £1.43 billion (equivalent to 200 pence per Boots share) by way of a special dividend to Boots shareholders accompanied by a consolidation of the ordinary share capital of Boots.

Copies of the resolutions passed at the Company's EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

All resolutions proposed at the Company's EGM were carried on a show of hands. The proxy figures for the resolutions will shortly be displayed on the Company's corporate website, www.boots-plc.com.

END

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36

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:55 23-Nov-05
Number	5652U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	22/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,924,022	2.092		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	91,400	608.089p
Sale	4,234	608.5p
Sale	10,300	609p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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35

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	11:43 23-Nov-05
Number	5552U

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£6.09

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

299,114 0.0414%

16. Date issuer informed of transaction

23rd November 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

£6.09

14. Date and place of transaction

21st November 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

121,380 0.0168%

16. Date issuer informed of transaction

23rd November 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ANDREW UNITT

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£6.09

14. Date and place of transaction

21st November 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

103,249 0.014%

16. Date issuer informed of transaction

23rd November 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd November 2005

END

END

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34

Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:39 17-Nov-05
Number	2844U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	16/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,029,956	2.107		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	608.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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33

AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots to pay 85 mln stg into pension fund after BHI disposal
Released	10:49 17-Nov-05
Number	104927.17112005

LONDON (AFX) - Boots Group PLC has moved to cut its pension fund deficit by agreeing to inject 85 mln stg after it completes the 1.93 bln stg disposal of its Boots Healthcare International over-the-counter medicines business to Reckitt Benckiser PLC.

The health and beauty retailer, which last month proposed a 'merger of equals' with Alliance Unichem PLC, said 85 mln stg is in line with the accounting deficit as at March 2005.

Boots' move was welcomed at its pension fund's annual meeting last night and described by the trustees as a 'very fair outcome'.

Boots shareholders will vote on the BHI deal at an extraordinary general meeting on Nov 24.

The pension fund injection is in addition to the proposed return of 1.4 bln stg to shareholders through a special dividend of around 200 pence a share in the first quarter of 2006.

The rest of the BHI proceeds will be used for working capital and to strengthen Boots' balance sheet.

At 10.22 am shares in Boots were up 1-1/2 pence at 603.

newsdesk@afxnews.com

jdd/nes

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32

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:49 16-Nov-05
Number	2384U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, Europe	7,230
Bank of New York, London	1,118,973
Chase Nominees Ltd	30,560,367
Citibank Nominees Ltd	561,827
Clydesdale Bank PLC	731,470
Euroclear	8,662
HSBC	809,219
Mellon Bank	1,699,789
Merrill Lynch	1,172,330
Northern Trust Company	1,303,941
Royal Trust Corp of Canada	284,230
State Street Nominees Limited	5,193,300

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 16th November 2005

12) Total holding following this notification

43,451,338

13) Total percentage holding of issued class following this notification

6.02%

14) Any additional information

Notification received following holding going above 6%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....16th November 2005....

END

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31

Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:13 16-Nov-05
Number	2227U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	15/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,129,956	2.121		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (*Note 3*)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	51,316	608.705p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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30.

AFX UK Focus Story

RECEIVED

2006 FEB 13 P 2:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer CEO Wenning sees biggest external growth potential in OTC ops
Released	08:39 16-Nov-05
Number	083955.16112005

FRANKFURT (AFX) - Bayer AG still sees the biggest potential for external growth in the over-the-counter (OTC) business, chief executive Werner Wenning told Frankfurter Allgemeine Zeitung in an interview.

Bayer recently lost its bid to buy Boots PLC's OTC business to Reckitt Benckiser PLC, but Wenning said he considers the 2.8 bln eur price paid as too high.

The pharmaceuticals and chemicals hybrid last week posted its eleventh consecutive increase in EBIT before exceptional items largely due to the integration of the OTC business acquired from Roche AG.

The company wants to continue on this path, and expects to see robust growth particularly in the North America, Latin America and Asia. Business performance should remain at a 'high level', Wenning said.

Wenning more or less ruled out disposals as a means to finance acquisitions of businesses or products. He said the company's current portfolio of businesses makes the company 'well positioned', and in essence, the restructuring is completed.

ragnhild.kjetland@afxnews.com

rkj/ra

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29

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Plc
Released	12:00 15-Nov-05
Number	1518U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	14/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,078,640	2.113		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	608.5p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure 15/11/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots
Released	12:58 10-Nov-05
Number	9509T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	09/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,178,640	2.127		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	605.48p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure 10/11/05

Telephone number 0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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2

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots plc
Released	16:05 09-Nov-05
Number	8993T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	08/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,278,640	2.141		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	616p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure 09/11/05

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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26.

Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:50 09-Nov-05
Number	8726T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBISIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.25**
Date of dealing	**07 NOVEMBER 2005**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,217,850	1.292%	0	0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	9,217,850	1.292%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities		0%		0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total		0%		0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	11,226	GBP6.108114

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	09 NOVEMBER 2005
Contact name	NEIL WHITTAKER

If a connected EFM, name of offeree/offeror with which connected N/A
If a connected EFM, state nature of connection (Note 10) N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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25

AFX UK Focus Story

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Company	BAYER AG NPV
TIDM	BYR
Headline	Bayer CEO says co still expects to pay 40-50 pct of net income in div UPDATE
Released	11:12 09-Nov-05
Number	111254.09112005

(Updating with additional comments from CEO on drugs, consumer care division)

LEVERKUSEN, Germany (AFX) - Bayer AG said it is sticking to its policy of a dividend payment ratio of 40-50 pct of net income, chief executive Werner Wenning said during the third quarter results conference today.

He would not give any more guidance as to what the 2005 dividend may be.

For 2004, the pharma and chemicals hybrid paid a dividend of 0.55 eur.

The CEO also reiterated previous comments that Bayer wants to grow both externally as well as internally.

He said Bayer first and foremost wants to make larger acquisitions in HealthCare, and while it will expand its Material Science portfolio, it will not make large acquisitions in that business area.

'We are looking at the opportunities that the market offers. Any possibility to grow externally will be dependent on the target fitting our portfolio and that it is financially sensible in that it does not hurt our financial strength.'

Earlier today, the company said it has raised its full year guidance for growth in operating profit before special items to 50 pct from 40 pct previously after posting consensus beating third quarter results.

Looking to 2006, the CEO said he is optimistic about Bayer's prospects for the first quarter.

Commenting on the acquisition of Roche AG's over-the-counter business, Wenning said the company is ahead of its plan to integrate the business into its consumer care unit, and that by the end of this year, some 90 pct of the planned synergies will be realised.

In the third quarter, Roche's OTC business contributed 258 mln eur to the consumer care divisional sales of 590 mln.

Asked whether he was disappointed that Bayer lost its bid to buy Boots PLC's OTC business, Wenning said: 'We are absolutely competitive with the leading companies in this industry' and that 'it is our clear intention to further strengthen our consumer care business, but it depends on what comes onto the market'.

Wenning stressed the importance of the company's pipeline as another source of growth for the company.

Recently, Bayer reached an agreement with Johnson & Johnson for the further development and marketing of the blood clot drug/Factor Xa inhibitor Bay 59-7939.

According to previous statements by Bayer HealthCare CEO Arthur Higgins, Johnson & Johnson will pay more than 50 pct of the remaining global research & development costs of the drug.

ragnhild.kjetland@afxnews.com

rkj/jfr/bam

prohibited without the prior written consent of AFX News.

AFX News and the AFX Financial News logo are registered trademarks of AFX News Limited

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24.

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Plc
Released	14:30 07-Nov-05
Number	7456T

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders Plc*
Company dealt in	Boots Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	04/11/05

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	15,372,640	2.155	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	24,337	610.25p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~**YES**~~**/NO**

Date of disclosure	07/11/05
Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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23

Regulatory Announcement

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RECEIVED
2005 FEB 13 P 2:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Boots Group PLC
TIDM	BOOT
Headline	*Circ re. disposal*
Released	13:40 04-Nov-05
Number	6754T

Boots Group PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM US, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

Boots Group PLC ("Boots")
Posting of Circular

Boots announces that it has today posted to its shareholders a circular regarding the proposed disposal of Boots Healthcare International to Reckitt Benckiser plc and the related special dividend and share consolidation announced on 7 October 2005. The circular contains a notice convening an Extraordinary General Meeting of shareholders at 10.00 am on Thursday, 24 November 2005 at which approval for the proposed disposal and share consolidation (upon which payment of the special dividend will be conditional) will be sought.

Copies of the circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

END

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22.

RECEIVED

2005 FEB 13 P 2:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:43 03-Nov-05
Number	5921T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Relevant security dealt in	ORD GBP0.25
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	02 NOVEMBER 2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
100	GBP6.039000
Amount sold	**Price per unit (currency must be stated)**
0	0

Resultant total amount and percentage of the same relevant security owned or controlled	9,229,076 (1.294%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	03 NOVEMBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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21.

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Plc
Released	11:38 02-Nov-05
Number	5171T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Boots Plc
Relevant security dealt in	Ordinary 25p Shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection #	n/a
Date of dealing	01.11.05

DEALINGS †

Amount bought	Price per unit (currency must be stated)
3,100	614p
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	15,354,303 (2.152%).

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	02.11.05
Contact name	Albion Onojobi
Telephone number	020 7658 2962

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

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2(

AFX UK Focus Story

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots to enter Russian market in November
Released	17:43 01-Nov-05
Number	174345.01112005

MOSCOW (AFX) - The UK pharmacy chain Boots PLC has signed an agreement with the Russian pharmacy network 36.6 to distribute its products in Russia, the 36.6group said today.

From mid-November, Boots will market five of its main beauty and healthcare brands through 36,6's 48 pharmacies in Moscow.

In February 2006 Boots products will go on sale at six Moscow region pharmacies and 30 outlets across major Russian cities, Pharmacy chain 36.6 said in a statement.

newsdesk@afxnews.com

afp/har/jmp

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19

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:19 31-Oct-05
Number	3759T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Relevant security dealt in	ORD GBP0.25
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	28 OCTOBER 2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
800	GBP6.071250
Amount sold	**Price per unit (currency must be stated)**
44,100	GBP6.035000

Resultant total amount and percentage of the same relevant security owned or controlled	9,228,976 (1.294%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	31 OCTOBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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18

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	11:03 31-Oct-05
Number	3721T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

273,605 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

655,368

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8. State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

118,851 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

299,093

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS PERSONS DISCHARGING

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

IAN FILBY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

34,665 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

89,052

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ALEX GOURLAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

37,471 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

78,070

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

23,646 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

121,359

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 *State the nature of the transaction*

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

28,103 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ANDREW UNITT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

21,666 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

103,229

23. Any additional information

... ...

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

31st OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

SCOTT WHEWAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER BOOTS PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

28th OCTOBER 2005

18. Period during which or date on which it can be exercised

NO EXERCISE PERIOD. AWARD WILL AUTOMATICALLY BE EXERCISED AT THE END OF THE PERFORMANCE CYCLE IF AWARD VESTS.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

53,648 ORDINARY SHARES OF 25P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

53,648

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

Name of duly authorised officer of *issuer* responsible for making notification

Date of notification

31st OCTOBER 2005

END

END

Close

17

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	11:32 28-Oct-05
Number	3082T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£6.115

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

180,242 0.0249%

16. Date issuer informed of transaction

28TH OCTOBER 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

28TH OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director ...

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

£6.115

14. Date and place of transaction

20TH OCTOBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

97,713 0.0135%

16. Date issuer informed of transaction

28TH OCTOBER 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

28TH OCTOBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ANDREW UNITT

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating

... ...

13. Price per *share* or value of transaction

£6.115

14. Date and place of transaction

20TH OCTOBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

81,563 0.011%

16. Date issuer informed of transaction

28TH OCTOBER 2005 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

28TH OCTOBER 2005

END

END

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16

AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	ROUNDUP Boots H1 profit falls but claims s/holders warming to Alliance deal
Released	13:33 27-Oct-05
Number	133334.27102005

LONDON (AFX) - Boots Group PLC, the troubled health and beauty retailer that earlier this month proposed a 'merger of equals' with Alliance Unichem PLC, reported a 9.6 pct fall in first half underlying profit, blaming lower UK consumer spending and higher infrastructure costs.

The retailer reiterated that it does not expect better trading conditions this side of Christmas but claimed investors are warming to the 7 bln stg merger that will create an international pharmacy-led healthcare giant to be called Alliance Boots.

For the six months to Sept 30 Boots, which is facing intense competition from the supermarkets and high street discounters, made a trading profit before tax of 163 mln stg compared to analyst expectations of 140-160 mln stg and 180 mln stg in the same period last year.

The outturn reflects a 45 mln stg rise in operating expenses due to increased investment in the core 1400-outlet Boots The Chemists chain and was achieved on a 0.8 pct increase in group sales to 2.59 bln stg.

Within this, sales at BTC grew 1.1 pct but were down 1.3 pct on a like-for-like basis, which strips out the impact of new and closed space. BTC's trading profit slumped 18.6 pct to 164.2 mln stg.

Boots maintained BTC's underlying like-for-like sales were 'broadly flat' before the effect of regulatory price changes in dispensing.

'That's a pretty good result when you take into account the performance of the overall retail market over that period,' chief executive Richard Baker told reporters.

'I think it's still pretty slow out there,' he said. 'We've got a canny consumer these days and they read all this stuff about retailing being difficult and they're all waiting for bargains and the big Sale events.'

The retailer today repeated its Sept 29 statement on the outlook for the second half. 'Like-for-like sales in the first half are below the rate planned for the full year (growth of 0-2 pct was forecast in April) and the market is expected to remain similarly tough through the rest of the year,' it said.

BTC's first half gross margins were down 30 basis points, while operating costs were 6 pct higher. Boots expects margins to be broadly stable in the year to end-March 2006.

'The last six months has been a period of further significant progress for Boots, as despite a weak consumer environment, we have continued to invest in our infrastructure, our operations and our customer offer,' said Baker, pointing to seven more edge-of-town stores, 10 re-vamped beauty halls and re-launches of the 17 and No 7 cosmetics, and Soltan sun cream ranges.

Baker joined the retailer from Asda in 2003 and put in place a strategy of re-investing in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

In the first half prices were dropped on a further 700 products by an average of 11 pct, some 20 mln stg of cuts. This week a further 200 prices on baby product lines have been trimmed, worth another 2 mln stg.

Four days after the proposed merger with Alliance was announced Boots confirmed the sale of Boots Healthcare International (BHI), its over-the-counter medicines business to Reckitt Benckiser PLC, the Anglo-Dutch household products group, for a much better-than-expected 1.93 bln stg. The merger with Alliance is conditional on the disposal of BHI

Boots shareholders will receive 1.43 bln stg of the proceeds through a special dividend of around 200 pence in the first quarter of 2006.

Boots investors initially appeared unconvinced about the merits of the merger, which requires the approval of shareholders of both groups, despite a roadshow by Baker and chairman Sir Nigel Rudd, and Alliance deputy chairman Stefano Pessina.

However, Baker is confident the deal will get the green light from investors.

'If you look at our [share] register ... we've seen no significant selling of our stock ... our share price has been very robust during the period [since the merger was announced]. I have to interpret that as a positive sign,' he said.

'It would be premature for me to be making statements like 'they all get it'. I've always been of the view that it will take two or three rounds to get enough information and enough detail to really understand how we're constructing the business going forward.'

The Boots CEO is also relaxed on the possibility of European regulators blocking the deal.

The retailer has started formal discussions with the regulatory authorities and is on track to file a formal submission in the near future.

'There are no issues that can't be overcome,' Baker insisted. 'We didn't expect to breeze through it ... We said there are competition considerations and we would work with the authorities to help them progress their work. Our view on that hasn't changed.'

However, some analysts do have competition concerns given that the combined group will have 40 pct of the UK's drug supply market and 17 pct of UK pharmacies.

Baker said the merger could be complete in six months but may take up to a year.

'I can certainly see the sense of the deal, I think the only slight shadow that might have been cast on it is how long it takes to get consummated,' said Paul Mumford, senior fund manager at Boots shareholder Cavendish Asset Management.

'If it does take up to a year we're going to have another year of Boots standing by itself and the supermarkets chipping away at it.'

At 12.36 pm shares in Boots were down 1 pence at 605, valuing the business at 4.32 bln stg, shares in Alliance Unichem were down 4 pence at 754-1/2, capitalising the group at 2.73 bln stg.

'The shares will probably mark time until either another bidder emerges, which seems unlikely, or the merger gets through the competition authorities,' analysts at Numis told clients.

'We are yet to be convinced that the potential merits of the merger outweigh the risks,' they added.

Boots' interim dividend was held at 9.1 pence, payable Jan 20.

james.davey@afxnews.com

jdd/bam

Close

15.

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots' Baker confident shareholders will back Alliance Unichem merger UPDATE
Released	10:22 27-Oct-05
Number	102255.27102005

(Adds more comments from Boots CEO Richard Baker)

LONDON (AFX) - Richard Baker, chief executive of Boots Group PLC remains confident the troubled health and beauty retailer's shareholders will back its proposed 'merger of equals' with Alliance Unichem PLC.

'If you look at our [share] register ... we've seen no significant selling of our stock ... our share price has been very robust during the period. I have to interpret that as a positive sign,' he told reporters after Boots published results for the six months to Sept 30.

Since the merger was announced on Oct 3, Baker, chairman Sir Nigel Rudd and Alliance deputy chairman Stefano Pessina have held a series of meetings with major shareholders.

'In the very early meetings there was just a sense of surprise and people trying to understand the other business. In the more recent meetings people have started to get much more focused on the industrial logic,' said Baker.

'My sense is that after the initial period ... there's been a shift to shareholders now wanting to understand the possibilities it creates.'

The Boots CEO reckons the retailer's message is gradually getting across.

'It would be premature for me to be making statements like 'they all get it'. I've always been of the view that it will take two or three rounds to get enough information and enough detail to really understand how we're constructing the business going forward.'

Alliance Unichem's share price has fallen since the deal was announced, indicating some unease amongst their shareholders.

However, Baker noted that the number of investors holding both stocks is not that great.

'We've been a low growth, high yield, stock so a lot of our holders are fund managers looking for that characteristic, whereas Alliance has been a relatively low yield but very fast growing stock,' he said.

The Boots CEO is also relaxed on the possibility of European regulators blocking the deal.

Boots has started formal discussions with the regulatory authorities and is on track to file a formal submission in near future.

'There are no issues that can't be overcome,' he insisted.

'We didn't expect to breeze through it ... We said there are competition considerations and we would work with the authorities to help them progress their work. Our view on that hasn't changed.'

However, some analysts do have competition concerns given that the combined group will have 40 pct of the UK's drug supply market and 17 pct of UK pharmacies.

Baker said the merger, which requires the backing of shareholders from both groups, could be complete in six months but could take up to a year.

james.davey@afxnews.com

jdd/lam

16.

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots' Baker confident shareholders will back Alliance Unichem merger
Released	09:28 27-Oct-05
Number	092847.27102005

LONDON (AFX) - Richard Baker, chief executive of Boots Group PLC remains confident the troubled health and beauty retailer's shareholders will back its proposed 'merger of equals' with Alliance Unichem PLC.

'If you look at our [share] register ... we've seen no significant selling of our stock,' he told AFX News.

Since the 'merger of equals' was announced on Oct 3, Baker, chairman Sir Nigel Rudd and Alliance deputy chairman Stefano Pessina have held a series of meetings with major shareholders.

'In the very early meetings there was just a sense of surprise and people trying to understand the other business. In the more recent meetings people have started to get much more focused on the industrial logic,' said Baker.

'My sense is that after the initial period where people really had to try and understand the other business there's been a shift to shareholders now wanting to understand the possibilities it creates.'

Baker is also relaxed on the possibility of European regulators blocking the deal.

Boots has started formal discussions with the regulatory authorities and is on track to file a formal submission in near future.

'There are no issues that can't be overcome,' he insisted.

'We didn't expect to breeze through it ... We said there are competition considerations and we would work with the authorities to help them progress their work. Our view on that hasn't changed.'

However, some analysts do have competition concerns given that the combined group will have 40 pct of the UK's drug supply market and 17 pct of UK pharmacies.

Baker said the merger, which requires the backing of shareholders from both groups, could complete in six months but may take up to a year.

He was talking to reporters after Boots published results for the six months to Sept 30.

At 8.58 am shares in Boots were down 1-1/2 pence at 604-1/2, shares in Alliance Unichem were down 1/2 pence at 758.

james.davey@afxnews.com

jdd/lam

Close

 13

AFX UK Focus Story

Go to market news section

Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots H1 profit falls 9.6 pct
Released	07:16 27-Oct-05
Number	071649.27102005

LONDON (AFX) - Boots Group PLC, the troubled health and beauty retailer that earlier this month proposed a merger with Alliance Unichem PLC, has reported a 9.6 pct fall in first half underlying profit, blaming lower UK consumer spending and higher infrastructure costs.

For the six months to Sept 30 the group, which is facing intense competition from the supermarkets and high street discounters, made a trading profit before tax of 163 mln stg compared to analyst expectations of 140-160 mln stg and 180 mln stg last time.

The outturn reflects a 45 mln stg rise in operating expenses due to increased investment in the core Boots The Chemists chain and was achieved on a 0.8 pct increase in group sales to 2.59 bln stg.

Within this sales at the 1400-outlet BTC grew 1.1 pct but were down 1.3 pct on a like-for-like basis, which strips out the impact of new and closed space.

Boots said BTC's underlying like-for-like sales were 'broadly flat' year-on-year, before the effect of regulatory price changes in dispensing.

BTC's gross margins were down 30 basis points, while operating costs were 6 pct higher.

Group profit from continuing operations before tax increased to 258.9 mln stg from 70.5 mln stg. This result includes 151 mln stg profit from a sale and leaseback but excludes 51 mln stg of profit from Boots Healthcare International (BHI) and other discontinued businesses.

The interim dividend was held at 9.1 pence, payable Jan 20.

'The last six months has been a period of further significant progress for Boots, as despite a weak consumer environment, we have continued to invest in our infrastructure, our operations and our customer offer,' said chief executive Richard Baker.

'This has led to lower profits as we continue to bear the cost of building a better Boots.'

Baker joined the retailer from Asda in 2003 and put in place a strategy of re-investing in systems, infrastructure and stores, opening for longer hours and repositioning on prices to drive sales.

Over the last two years, prices on some 3,300 lines have been cut by an average of 18 pct, an investment of over 200 mln stg. Thousands of head-office jobs have also been cut.

Last month Baker admitted the BTC chain is unlikely to meet its full year sales target after it reported a fall in second quarter underlying sales. He also warned investors not to expect better trading conditions this side of Christmas.

In the spring Boots forecast BTC would achieve year to end-March 2006 like-for-like sales growth of 0-2 pct. However, Baker has recently refused to endorse this target.

BTC needs to notch-up like-for-like sales growth of 1 pct in the second half to achieve a flat performance for the year.

BTC's guidance on full year margins and costs remains unchanged -- 'broadly stable' gross margins and operating costs up 6 pct.

than-expected 1.93 bln stg. The merger with Alliance was conditional on the disposal of BHI.

Boots shareholders will receive 1.43 bln stg of the proceeds through a special dividend.

Boots investors appear unconvinced about the merits of the merger, which requires shareholder approval, despite a roadshow by Baker and chairman Sir Nigel Rudd, and Alliance deputy chairman Stefano Pessina. There has also been speculation that competition authorities could scupper the deal.

jdd/slm/

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12

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Interim Results
Released	07:00 27-Oct-05
Number	2243T

RNS Number:2243T
Boots Group PLC
27 October 2005

27 October 2005
Embargoed until appears on RNS

INTERIM RESULTS TO 30th SEPTEMBER 2005
Focus on Health & Beauty Delivering Results

- Group sales up 0.8% to £2,594 million
  - Boots The Chemists sales growth 1.1%, like for like sales -1.3%
  - Underlying like for like sales broadly flat year on year, before the effect of regulatory price changes in dispensing
  - Boots Retail International sales up 13.3% with new openings planned for the Middle East

- Lower trading profits reflecting the cost of 'Building a Better Boots' and weak consumer spending
  - Group trading profit before tax down £17m, 9.6%, to £163 million reflecting a £45m increase in operating expenses as a result of planned investment in Boots The Chemists
  - In addition, £151m profit on the successful sale and leaseback of 312 stores
  - Dividend held at 9.1p per share

- "The Health and Beauty Expert"
  - Volume growth in dispensing 5.1%
  - Beauty sales up 7.3%

- Gross margin and costs in line with planning assumptions
  - Gross margin down 30bps in first half due to annualisation of price reductions last year
  - Operating costs 6% higher in first half from planned investment programme
  - Efficiencies secured to offset underlying inflation in operating costs

- Successful proposed sale of BHI to deliver £1.43 billion to shareholders via special dividend
  - £1.93bn proposed sale of Boots Healthcare International to Reckitt Benckiser
  - £400 million to be retained to strengthen balance sheet and for future investment

- o Opportunity to accelerate our plans and create an international pharmacy led healthcare group
- o Combined network of 2,600 stores better placed to meet customer needs particularly in the provision of healthcare
- o Greater opportunity for international growth
- o Greater efficiencies and cost savings by streamlining systems, processes and functions of both businesses

Richard Baker, Chief Executive, commented:

"The last six months has been a period of further significant progress for Boots, as despite a weak consumer environment, we have continued to invest in our infrastructure, our operations and our customer offer. This has led to lower profits as we continue to bear the cost of building a better Boots.

"Our sales performance in the half was encouraging. We have grown sales by 1 per cent and delivered broadly flat underlying sales year on year, before the effect of regulatory price changes. Crucially, the investment and energy that has been put into our core health and beauty businesses is delivering results as we strengthen our position as the UK's health and beauty expert. We have also delivered our plans for controlling costs, managing our margin and improving our use of working capital.

"In the past month, we have accelerated the pace of change in the business with the announcement of two significant transactions: the agreed sale of Boots Healthcare International to Reckitt Benckiser and the proposed merger with Alliance UniChem.

"Our proposed merger with Alliance UniChem will build on our existing strategies and create an international pharmacy led healthcare group. It will enable Boots to put the Chemist even more firmly at the heart of its strategy and provide exciting opportunities to take the trusted Boots brand and products into new markets."

Investor Relations
Chris Laud
Tel: +44 (0) 20 7995 9618 (until 1.00pm)
Mobile: +44 (0) 7811 460611 (after 1.00pm)

Media
Donal McCabe
Tel: +44 (0) 20 7995 9618 (until 1.00 pm)
Mobile: +44 (0) 7769 690618 (after 1.00pm)

Summary of Revenue and Trading Profit before financing costs

For the six months to 30th September 2005

	Revenue			Trading profit	
	Total £m	Growth %	% like for like	Total £m	Growth %
Boots The Chemists	2,196.0	1.1	-1.3	164.2	-18.6
Boots Opticians	82.9	-10.5	-10.9	(5.0)	-762.4
Boots Retail International - (a)	28.2	13.3	12.3	(1.5)	61.0
Group and Other	32.7	13.5		(24.3)	23.7

Boots Healthcare International - Discontinued Operation - (a)	265.1	8.5	8.6	46.6	28.1
Other discontinued operations and inter-segmental sales	(9.9)			(0.2)	-96.8
Discontinuing operations	255.2			46.4	
Total	2,593.9			179.8	
Net financing costs				(16.5)	2.4
Group trading profit before taxation				163.3	-9.6
Profit from continuing operations before taxation - (b)				258.9	70.5

(a) Like for like growth in Boots Healthcare International and Boots Retail International represents sales at comparable exchange rates.
(b) Profit from continuing operations includes profit on sale and leaseback (£151m) but excludes profits from Boots Healthcare International and other discontinued businesses (£51m).

Boots The Chemists (BTC)

Sales (£m)	2,196.0
Total	1.1%
Like for like	-1.3%
Trading Profit (£m)	164.2
Operating Margin	7.5%

Sales

Sales grew 1.1% in total, down 1.3% like for like with a 2.4% contribution from new space. Underlying like for like sales, excluding the effect of regulatory price changes, were broadly flat year on year.

The weaker consumer environment was evidenced by same store footfall for the period which was down 2.9% on last year. Transaction numbers suffered less than footfall, down 1.8% on a like for like basis. Average transaction value in the half year increased 3.1% reflecting the increasing proportion of higher spending Advantage Card holders amongst customers in the half. This reinforces the importance of the Advantage Card as a driver of transactions, given the higher propensity of these loyal customers to purchase.

Sales and Growth Rates by Category

	Actual £m	Total %
Health	936	0.6
Beauty and Toiletries	923	3.3
Lifestyle	337	-2.8
Total	2,196	1.1

Sales in Health were up 0.6% to £936m.

Dispensing volume growth of 5.1% continued the strong performance seen in recent quarters. Reported sales growth was 0.3% reflecting significant price deflation as a result of two factors: firstly, the Pharmaceutical Price Regulation Scheme (PPRS) reduced the price of branded medicines by 7%. This reduced dispensing sales growth by 4.7%. The impact on profit was small. Secondly, dispensing sales growth was further reduced by 1.2% as a result of price reductions to generic medicines which annualised in September this year.

H1 also saw the first impact of the new pharmacy contract which moves some funding from the reimbursement of generic medicines to fees and services. The impact of this change was neutral in the half and in line with expectations for the year.

Within the over the counter business, sales were up 1% with the good growth in vitamins and supplements offset by weaker hayfever sales.

Beauty and Toiletries

Sales in Beauty and Toiletries were up 3.3% to £923m.

Within Beauty, investment in own brands, new beauty halls and new displays helped grow sales by 7.3% within which Premium cosmetics sales were up 9% and No7 up 12%.

Growth in Toiletries was 2.9% in the half with particularly good growth in Suncare, up 16% with Soltan now established as the biggest brand in the market. Skincare and Dental also performed strongly.

Overall growth in the Beauty and Toiletries category was depressed by beauty related electrical products such as hair straighteners and shavers, sales of which have been particularly affected by the consumer slowdown, down 5.9%.

In total, sales growth has been in line with the broad health and beauty market.

Lifestyle

Lifestyle products had a difficult first half with sales of £337m, down 2.8% on last year.

Within the businesses making up this category, Baby continued to show good growth, up 5.3%, benefiting from the additional space and ranges added last year.

The launch of exclusive Atkins diet products helped the Food business to a strong performance last year. The combination of lower sales of Atkins ranges this year together with the terrorist disruption to the key London market in Q2 left sales in Food down 3.9% year on year.

Photo market share continued to increase and there was good growth in digital products and services although the overall market remains in decline and sales were down 10.2%.

Trading Profit

Gross margin percentage was down 30bps in the first half due to the annualisation of price reductions introduced under the Lower Prices You'll Love campaign in the first half last year. The performance in the half was as planned.

Operating costs were 6% higher in the first half due to the ongoing investment

programme to build a better Boots.

Outlook

As we stated in the trading statement on the 29th September, like for like sales in the first half are below the rate planned for the full year and the market is expected to remain similarly tough through the rest of the year.

Good progress has been made in the year on gross margin, operating costs and new store openings. Gross margin is expected to be broadly stable for the year and costs to increase by 6% as modernisation of the business continues and new space is added. These are in line with the planning assumptions outlined at the beginning of the year.

Boots Opticians

Sales (£m)	82.9
Total	-10.5%
Like for like	-10.9%
Trading Profit (£m)	(5.0)
Operating Margin	-6.0%

The first half saw some major changes in Boots Opticians as the programme to merge the business with BTC gained pace. A key part of the process is to restructure the management of the stores. The process will reduce the cost base and drive efficiency but inevitably causes a level of disruption that affects sales in the short term. This disruption, together with a downturn in the market as consumers have delayed the purchase of glasses, led to sales down 10.5% in the half.

The restructuring process is making good progress and disruption is expected to ease. However the market is expected to remain tough in H2 with the additional impact of price deflation following the deregulation of contact lenses.

Building a Better Boots

The first half of the year has seen continued focus in the five key business drivers that will move Boots The Chemists to the next phase of the plan to build a better Boots.

Healthcare First - The Healthcare business encompasses not only dispensing but also consumer healthcare - everything from over-the-counter medicines to the growing market for positive personal healthcare such as vitamins and minerals as well as alternative remedies. Healthcare is the one category that is present in every store regardless of size and location. It is also one of the fastest growing retail markets and contributes 40% of sales and 50% of profits in the Boots business.

The healthcare market in the UK grows at around 5% per year driven by three main factors. The demographic trend of greater life expectancy means people are old for longer and need more medication. Also the constant flow of innovation in pharmaceuticals has brought and will continue to bring big advances in treatments. Finally, it is clear that health spending is a priority area for Government and that within that it wants the NHS to work in partnership with the pharmacy industry. There is a clear desire for pharmacists to play a greater role in the provision of community healthcare.

Over the last two years there has been much investment in the Healthcare business to grow the pharmacy business. New pharmacies have been opened, 31 contracts have been granted so far this year of which 20 are already trading.

part of the drive to improve service and the care home business continues to win new accounts.

There has also been a drive to make the best use of the health expertise in store with a new pharmacy operating model. Already in operation in 365 stores this speeds up the dispensing process and frees up more time to spend with customers. This is a new initiative but early indications are encouraging with an up tick in volume growth and lower operating costs in the pharmacy.

The new contractual framework for pharmacy, launched in April, aims to give patients faster and easier access to primary healthcare by increasing the services offered in pharmacies. Funding has shifted away from medicine reimbursement to fees for services. The opportunity for Boots The Chemists is that now pharmacists can provide medicine use reviews for those with long term conditions, offer advice to improve public health on issues such as obesity and dispose of unwanted medicines. The first half has already seen a successful tender for the provision of Chlamydia testing in the London area.

There is significant change in this market but it also offers significant opportunities. The trusted Boots brand and network of pharmacies means Boots is well placed to capitalise on the changes.

Only at Boots - Own label and exclusive products are a key driver of differentiation and margin.

Boots has a level of expertise in product development that rivals cannot replicate. Products like No7, 17 and Soltan are great assets.

Each of these brands have traded successfully in the year following relaunch. No7 has reinforced its position as Britain's leading cosmetics brand and enjoyed sales growth of 12% in the first half. Since relaunching in August, 17 sales have grown 13% while Soltan grew by 16% in the half and regained its market leadership in suncare.

Own brands are also supplemented by Boots' ability to use its scale and unique position in the market to secure exclusive deals with other brands. The first half has seen Elle McPherson's Body range and new indulgent bathing products from Ted Baker appear in store.

Only at Boots also encompasses the strong and growing beauty market. Even in a difficult consumer market total beauty sales continued to grow in the first half. Like healthcare, beauty plays to Boots strengths of being a trusted brand in a market with a high level of personal service and has continued to be an area for investment. In the first six months 28 new premium accounts were opened in 20 stores, 10 new beauty halls were built and 40 stores received new fragrance display cabinets. In some stores this has been through converting space previously used for dentistry.

Boots for Value - Boots was significantly disadvantaged by both real price differences with some of its competitors but also by a customer perception that it was too expensive. This has changed with the Lower Prices You'll Love campaign and Boots is committed to offering value for money with prices continually monitored to ensure they are fair.

In the first six months 720 prices were reduced by an average of 11% taking £21m off prices.

Part of the Boots value offer is to ensure that Boots has a full range of price points, ranging from Basics to top-end health and beauty products. The value of Boots is firmly tied to the Advantage Card, the biggest and most generous scheme on the High Street. The effectiveness of the card has been bolstered by the launch of the baby club which has contributed to the addition of 1.1m new card holders in the half. As part of the drive to offer greater value to parents a further 200 targeted price reductions have been launched across the baby category.

half while at the same time work has been undertaken to review the space in some of the larger stores. This work is a long-term process and where property solutions present themselves, Boots will take them. This has been aimed at making stores more efficient and driving up the sales and profits per square foot. For example, In Brent Cross, the second floor was returned to the Landlord. This removed over £300,000 from annual property costs and now two years on the store takes more sales from one floor than previously taken from two.

There is also work to do to bring some of the smaller stores up to the required standard. Many of these stores have not been invested in for some time. These smaller stores and community pharmacies are the heart of the business and need investment to give the service that customers expect. This investment will take place over time and form part of the ongoing programme to build a better Boots.

Expert Customer Care - Boots people are the key to everything Boots does.

At the start of the process to build a better Boots one of the key issues raised by Boots people in stores was the lack of investment in uniforms. That has been addressed and a new uniform has been rolled out to all stores. A change in uniform can achieve a big impression on customers and so far feedback from customers and employees is positive.

Pharmacists and healthcare specialists are at the heart of providing great professional care and advice. Currently, 2,000 pharmacists are undertaking training to carry out Medicine Usage Reviews and 154 healthcare professionals have been trained as Accuracy Checking Technicians with 250 more in training to help free up more pharmacist time for customer care. Over 300 general assistants have been retrained to provide more specialist healthcare advice. There has also been continued recruitment of pharmacists and over the last year Boots has retained three quarters of those who joined, a significant improvement on previous years reflecting the commitment to clinical excellence.

The first half saw new advertising based on the expertise in Boots and building on the trust that it creates with customers.

All these key areas are underpinned by a continued determination to be more efficient. There has been an on-going programme of IT changes, supply chain reforms, head office efficiencies and a better buying programme over the past six months which have delivered around half of the productivity savings target of £70m for the full year.

In the last six months further efficiencies in stores have been driven through the work on the supply chain which is now largely complete. Stock holdings are lower and the stock that is in store is more readily accessible so it can be put on shelves quickly and easily. Stock availability has remained good throughout the period.

Almost all stores now have new tills. These are a vital tool in a manager's day-to-day operations as they provide sales updates divided by category and measured against targets at the touch of a button.

There has been a continued push for better buying through Far East sourcing, e-auctions and better negotiation with suppliers.

Boots Healthcare International

Sales (£m)	265.1
Total	8.5%
Comparable	8.6%
Trading Profit (£m)	46.6
Operating Margin	17.6%

Sales of all major brands performed well with Nurofen up 8.3%, Strepsils up 15.1% and Clearasil up 11.3% at comparable rates.

BHI Sale

The proposed sale of BHI to Reckitt Benckiser for £1.93bn and the return of over £1.4bn to shareholders by way of a special dividend of around 200p per share was announced earlier in the month.

The special dividend is, in Boots judgement, the most appropriate way to return money to shareholders. The sale is expected to complete in early 2006 and the dividend will be paid as soon as practical after completion.

The special dividend will be accompanied by a share consolidation, which will reduce the number of shares by approximately the same percentage as the special dividend bears to the company's pre dividend market capitalisation. The consolidation ratio will be set out in the circular expected to be sent out early next month and is intended to maintain the comparability of share price, earnings per share and dividend per share.

The price achieved for BHI and the size of the cash return will, once the cash return is complete, enhance earnings per share since the percentage of shares consolidated is greater than the proportion of group earnings being lost.

Approximately £400m will be retained to strengthen the balance sheet and provide flexibility for future investment and to make a special contribution to strengthen further the pension fund.

Boots Retail International

Sales (£m)	28.2
Total	13.3%
Comparable	12.3%
Trading Loss (£m)	(1.5)
Operating Margin	-5.3%

Boots Retail International had a very good first half with sales up 13.3%.

The trials with Target and CVS in the United States are progressing well and have been extended to over 150 stores and a deal has recently been concluded with M.H. Alshaya to open Boots stores in the Middle East.

Dividend

The interim dividend is 9.1p per share, the same as last year.

The interim dividend will be paid on 20th January, with the ex dividend date on 2nd November.

Sale and leaseback

A £298m sale and leaseback deal on 312 stores was completed in the half. The stores were mainly freehold High Street Shops in small towns and represented around a third of Boots freehold portfolio by value and two thirds by the number of properties.

The book value of the properties was £128m.

The transaction generated a profit of £151m with no tax payable

Group cash flow has been well controlled in the first half. The increase in working capital in the six months to 30th September was £29m compared with £280m in the corresponding period last year. While debtors benefited from the early receipt of £85m for dispensing services, received on the last day of September rather than in October in the previous year, this represents a significant underlying improvement. The guidance for flat working capital year on year remains unchanged.

BTC stock cover has been reduced by two weeks since September 2004. At that time an additional one week's stock cover had been added to provide a buffer against potential disruption during the implementation of the supply chain changes and this extra week's cover was taken out in the second half of last year. The further reduction of one week has been delivered in two ways; around half from the later buying of Christmas products, and around half from lower stock in the back shop of stores. This represents good progress towards the goal of reducing stock cover by two weeks over the next two years.

Capital expenditure was £100m compared with £140m in the corresponding period last year. This spend is in line with guidance of £190m for the full year. The expenditure has been directed towards new stores, IT, particularly to support the healthcare business, and in new beauty halls and the relaunch of own brand cosmetics.

Asset disposals, including sale and leaseback receipts, added £296m bringing the net cash inflow after investing activities to £380m for the half year.

During the first quarter, £50m was returned to shareholders to complete the first £350m tranche of the share buy back programme. Given current market conditions and the proposed merger with Alliance UniChem, there is no intention to buy back further shares in the current year.

At 30th September 2005 net balance sheet debt stood at £500m, a reduction of £143m from the year end. Following the sale of BHI and payment of the special dividend, the 2005/06 year end balance sheet is expected to show no net debt. In assessing the Group's financial position, it is important to take into account the operational gearing from the Group's operating leases, primarily for property. Following the sale and leaseback transaction, annual operating lease payments will be around £200m with a capitalised value of approximately £1.5bn. The Group intends to operate with a strong investment grade credit rating.

Following the sale and leaseback, The Group's freehold property portfolio comprises around 100 stores, warehouses and the head office which have an aggregate book value of £400m and a market value of around £650m.

Proposed Merger with Alliance UniChem

On October 3rd 2005 Boots Group announced a proposed merger with Alliance UniChem PLC.

The merger will create Europe's leading pharmacy led healthcare group with combined sales of over £13 billion. The merger of equals builds on the existing strategies of Alliance UniChem and Boots, combining their complementary skills and businesses.

It will create Europe's leading retail pharmacy business comprising 2,600 retail outlets with a wholesale and distribution network serving over 88,000 outlets.

It will enhance international growth opportunities in new markets building on a pipeline of existing acquisition opportunities in new geographical markets for expansion of both retail pharmacy and wholesale and distribution activities.

The merger will also deliver annual pre-tax cost savings of at least £100 million by the fourth full year following completion of the merger by streamlining the combined Group's purchasing, logistics and wholesale network as well as rationalising corporate costs. There is also expected to be incremental

across the broader Group.

The proposed merger will have to gain regulatory approval and that process has started.

BOOTS GROUP PLC
INTERIM RESULTS

CONDENSED GROUP INCOME STATEMENT
FOR THE HALF YEAR ENDED 30th SEPTEMBER 2005

	Notes	6 months to 30.9.05 £m	6 months to 30.9.04 (a) £m	12 months to 31.3.05 (a) £m
Continuing operations				
Revenue	3	2,338.7	2,317.0	4,935.5
Cost of sales		(1,312.4)	(1,291.3)	(2,809.2)
Gross profit		1,026.3	1,025.7	2,126.3
Operating costs		(892.9)	(859.0)	(1,717.8)
Other operating income		151.6	1.3	(4.3)
Other operating expenses		(9.9)	-	(2.3)
Group operating profit before financing costs	4	275.1	168.0	401.9
Financial income	5	89.1	79.9	153.3
Financial expenses	5	(105.3)	(96.1)	(194.2)
Net financing costs	4,5	(16.2)	(16.2)	(40.9)
Profit before taxation		258.9	151.8	361.0
Income tax expense (d)	6	(24.2)	(48.1)	(105.4)
Profit after taxation from continuing operations		234.7	103.7	255.6
Profit/(loss) from discontinued operations (b,d)	4,9	37.4	(20.1)	11.8
Profit for the period		272.1	83.6	267.4
Attributable to:				
Equity holders of the parent		273.2	83.9	266.9
Minority interest (c)		(1.1)	(0.3)	0.5
		272.1	83.6	267.4
Earnings per ordinary share				
Basic - Total	8	38.2p	11.2p	36.1p
Diluted - Total	8	38.2p	11.2p	36.0p
Basic - Continuing	8	32.8p	13.8p	34.6p
Diluted - Continuing	8	32.8p	13.8p	34.5p

Hair Removal and Handbag.
(c) Minority interests all relate to discontinued operations.
(d) An overseas tax charge of £8.0m has been made across all operations (6 months to 30th September 2004 £9.0m, 12 months to 31st March 2005 £23.1m)

BOOTS GROUP PLC
INTERIM RESULTS

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30th SEPTEMBER 2005

	6 months to 30.9.05 £m	6 months to 30.9.04 £m	12 months to 31.3.05 £m
Foreign exchange translation differences	7.1	0.8	1.4
Actuarial losses on defined benefit pension schemes (a)	(38.5)	5.7	11.4
Effective portion of changes in fair value of cash flow hedges	(0.3)	0.2	0.3
Net (expense)/income recognised directly in equity	(31.7)	6.7	13.1
Profit for the period	272.1	83.6	267.4
Total recognised income and expense for the period	240.4	90.3	280.5
Attributable to:			
Equity holders of the parent	241.5	90.6	280.0
Minority interest	(1.1)	(0.3)	0.5
Total recognised income and expense for the period	240.4	90.3	280.5

(a) Actuarial losses on defined benefit pension schemes include tax of £16.5m (30.9.04 £2.4m, 31.3.05 £4.8m).

BOOTS GROUP PLC
INTERIM RESULTS

GROUP BALANCE SHEET
30th SEPTEMBER 2005

	Notes	At 30.9.05 £m	At 30.9.04 £m	At 31.3.05 £m
ASSETS				
Non-current assets				
Goodwill		0.4	2.0	0.4
Other intangible assets		162.5	410.5	441.8
Property, plant & equipment		1,282.6	1,420.6	1,452.6
Other receivables		56.7	56.2	58.4
Deferred tax assets		52.8	57.6	65.4
		1,555.0	1,946.9	2,018.6
Current assets				

	Note			
Listed investments		0.3	0.2	0.2
Cash and cash equivalents		214.3	94.0	128.7
Non-current assets held for sale		1.9	1.9	0.7
Disposal group assets held for sale	9	674.0	1.4	-
		2,152.2	1,600.4	1,426.9
Total assets		3,707.2	3,547.3	3,445.5
LIABILITES				
Current liabilities				
Short term borrowings and overdrafts		(151.2)	(479.4)	(183.8)
Current tax liability		(57.9)	(84.7)	(95.1)
Trade and other payables		(638.9)	(723.0)	(658.9)
Provisions		(22.6)	(6.8)	(12.2)
Disposal group liabilities held for sale	9	(319.4)	(28.5)	-
		(1,190.0)	(1,322.4)	(950.0)
Non-current liabilities				
Borrowings		(579.2)	(362.6)	(587.1)
Other payables		(7.2)	(35.2)	(49.4)
Deferred tax liabilities		(113.1)	(124.7)	(136.6)
Non current tax liability		(0.8)	-	(0.6)
Retirement benefit obligations	10	(136.9)	(74.2)	(87.6)
Provisions		(12.3)	(13.4)	(12.3)
		(849.5)	(610.1)	(873.6)
Total liabilities		(2,039.5)	(1,932.5)	(1,823.6)
Net assets		1,667.7	1,614.8	1,621.9
EQUITY				
Called up share capital		180.6	187.2	182.6
Share premium account		2.2	2.3	2.3
Capital redemption reserve		28.6	22.0	26.5
Hedging reserve		(0.3)	(0.1)	-
Fair value reserve		0.2	0.1	0.1
Translation reserve		8.5	0.8	1.4
Merger reserve		310.8	310.8	310.8
Retained profit		1,137.1	1,090.9	1,097.1
Equity shareholders' funds		1,667.7	1,614.0	1,620.8
Equity minority interests		-	0.8	1.1
		1,667.7	1,614.8	1,621.9

BOOTS GROUP PLC
INTERIM RESULTS

GROUP CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30th SEPTEMBER 2005

	6 months to 30.9.05 £m	6 months to 30.9.04 £m	12 months to 31.3.05 £m

Depreciation, amortisation and impairments	92.1	78.6	164.5
Profit on disposal of property, plant & equipment	(149.0)	(1.3)	(0.7)
Interest expense	16.6	16.0	41.2
Income tax expense	38.3	60.8	136.9
Other cash flows from operating activities	3.0	3.8	(1.0)
Operating profit before changes in working capital and provisions	273.1	241.5	608.3
Increase in working capital	(29.1)	(279.6)	(121.9)
Increase in provisions and employee benefits	6.5	3.5	2.6
Cash generated from operations	250.5	(34.6)	489.0
Income taxes paid	(66.5)	(59.6)	(128.8)
Loss on sale of discontinued business (net of tax)	-	36.1	39.9
Net cash from operating activities	184.0	(58.1)	400.1
Cash flows from investing activities			
Acquisition of subsidiary	-	(4.6)	(9.0)
Acquisition of property, plant & equipment	(99.6)	(140.1)	(303.4)
Proceeds from sale of property, plant & equipment	295.7	(0.2)	20.5
Net cash used in investing activities	196.1	(144.9)	(291.9)
Net cash flows after investing activities	380.1	(203.0)	108.2
Cash flows from financing activities			
Repurchase of own shares	(49.9)	(181.0)	(303.3)
Dividends paid	(149.5)	(158.2)	(225.1)
Interest received	11.8	12.2	14.5
Interest paid	(30.1)	(23.1)	(36.5)
Other cash flows from financing activities	(21.0)	(14.8)	284.8
Net cash used in financing activities	(238.7)	(364.9)	(265.6)
Net increase/(decrease) in cash and cash equivalents	141.4	(567.9)	(157.4)
Cash and cash equivalents at beginning of period	79.7	236.6	236.6
Effect of exchange rate fluctuations on cash held	(1.7)	(1.3)	0.5
Cash and cash equivalents at end of period	219.4	(332.6)	79.7

Notes

1. Basis of preparation

The attached interim financial statements are the first interim financial statements following the adoption of International Financial Reporting Standards (IFRS).

On 14th July 2005, the Group published an analysis of the impact of adopting

policies applied in restating its financial statements for the year ended 31 March 2005 and period ended 30th September 2004. In addition to the published reconciliations from 14th July 2005 announcement, cash flow statements, statements of recognised income and expense and statements of changes in equity for the year ended 31st March 2005 and period ended 30th September 2004 are also available from the company's web site.

On 26th October 2005 an updated version of these reconciliations was published on the same web site. Other than the reclassification of Boots Healthcare International as a discontinued operation no changes have occurred since the 14th July announcement except for minor amendments that have arisen as interpretation of the new standards becomes clearer.

These financial statements have been prepared in accordance with accounting policies the Group expects to follow at the year-end. EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31st March 2006, be prepared in accordance with IFRS adopted for use in the EU ("adopted IFRS"). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31st March 2006 or are expected to be endorsed and effective (or available for early adoption) at 31st March 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these IFRSs, the directors have made assumptions about the accounting policies expected to be applied, when the first annual IFRS financial statements are prepared for the year ending 31st March 2006.

In particular, the directors have assumed that the amendment to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures, will be endorsed by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31st March 2006.

In addition, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31st March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31st March 2006.

Section 240 Statement

The comparative figures for the financial year ended 31st March 2005 are not the company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

As allowed by IFRS 1 'First-time adoption of IFRS', the Group has elected not to apply IFRS 3 retrospectively to business combinations that occurred before 1st April 2004. The impact of this exemption on Boots is as follows:

- All business combinations before 1st April 2004 will not be restated.
- £22.0m of goodwill has been reclassified as other intangible assets and will continue to be amortised over 20 years.
- The remaining goodwill of £2.0m has been frozen at 1st April 2004 and the amortisation for 2005 has been reversed.

Under IAS 16 Property, Plant and Equipment (PPE) an entity must adopt either a cost or revaluation model for valuing its PPE. Boots has chosen to take the first time adoption exemption available under IFRS 1 to use a previous revaluation for an item of PPE as its deemed cost at the transition date. The deemed cost at 1st April 2004 is £2,433.3m, which includes revaluations (from 1993 and before) of £253.9m.

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to classify some translation differences as a separate component of equity and on disposal of a foreign entity to transfer the cumulative translation differences for that foreign operation to the income statement as part of the gain or loss

The option not to apply IAS 32 and IAS 39 for 2004/05 available under IFRS 1 has not been taken. These standards have been applied in full from 1st April 2004.

The interim financial statements for the six months ended 30th September 2005 were approved by the Board on 26th October 2005.

2. Group statement of changes in equity

	6 months to 30.9.05 £m	6 months to 30.9.04 £m	12 months to 31.3.05 £m
Total recognised income and expense for the period	240.4	90.3	280.5
Dividends	(149.5)	(158.8)	(225.1)
Dividends to minority interest	-	-	(0.6)
Net share capital issued (net of expenses)	-	2.2	2.0
Repurchase of shares	(49.9)	(178.4)	(300.0)
Exercise of options and charge for share scheme awards	4.7	5.5	5.8
Disposal of own shares	0.1	2.4	7.7
Net increase/(decrease) in total equity	45.8	(236.8)	(229.7)
Opening total equity	1,621.9	1,851.6	1,851.6
Closing total equity	1,667.7	1,614.8	1,621.9

3. Revenue by business segment

	6 months to 30.9.05 £m	6 months to 30.9.04 (a) £m	12 months to 31.3.05 (a) £m
Boots The Chemists (BTC)	2,196.0	2,171.1	4,651.1
Boots Opticians (BOL)	82.9	92.7	180.3
	2,278.9	2,263.8	4,831.4
Boots Retail International (BRI) (d)	27.0	24.3	46.4
Group and Other (e)	32.8	28.9	57.7
Revenue from continuing operations	2,338.7	2,317.0	4,935.5
Revenue from discontinued operations (b,c)	255.2	257.4	535.2
	2,593.9	2,574.4	5,470.7

(a) Restated for transfer of Boots Healthcare International into discontinued operations, and for transfer of Wellbeing Services from Boots Opticians into Group and Other

(b) Discontinued operations include : BHI, LASIK, Dentistry, Chiropody, Laser Hair Removal and Handbag.

(c) Revenue from discontinued businesses includes Boots Healthcare International, the elements of third party manufacturing that are to be disposed of with BHI, those relating to closed services businesses and excludes inter-segmental sales of £15.1m (6 months to 30th September 2004 £15.2m, 12 months to 31st March 2005 £1.9m)

(d) Boots Retail International excludes inter-segmental sales of £1.2m (6 months to 30th September 2004 £0.6m, 12 months to 31st March 2005 £1.9m).

4. Profit for the period

6 months to 30th September 2005

	BTC £m	BOL £m	BRI £m	Group & Other £m	Continuing operations (a) £m	Discontinued BHI £m	Discontinued Service £m
Trading profit	164.2	(5.0)	(1.5)	(24.3)	133.4	46.6	(0.2
Depreciation on disposal group assets	-	-	-	-	-	3.4	-
Profit on sale and leaseback	-	-	-	150.7	150.7	-	-
Loss on sale of PPE	-	-	-	(1.6)	(1.6)	(0.1)	-
Profit/(loss) on BHI re-organisation	-	-	-	(7.4)	(7.4)	7.4	-
Costs relating to disposal of BHI	-	-	-	-	-	(5.3)	-
Operating profit	164.2	(5.0)	(1.5)	117.4	275.1	52.0	(0.2
Net financing costs					(16.2)		
Income tax expense					(24.2)		
Profit for the period					234.7		

(a) The taxation impact of the non Trading profit items is £10.0m credit

6 months to 30th September 2004

	BTC £m	BOL £m	BRI £m	Group & Other £m	Continuing operations (b) £m	Discontinued BHI £m	Discontinued Service £m
Trading profit	201.8	0.8	(3.9)	(32.0)	166.7	36.3	(6.2
Profit/(loss) on sale of PPE	-	-	-	1.3	1.3	-	-
Operating profit	201.8	0.8	(3.9)	(30.7)	168.0	36.3	(6.2
Net financing (costs)/income					(16.2)		
Share of joint venture					-		
Loss on sale of business					-		
Income tax expense					(48.1)		
Profit for the period					103.7		

(b) The taxation impact of the non Trading profit items is £nil

12 months to 31st March 2005

	BTC £m	BOL £m	BRI £m	Group & Other £m	Continuing operations (c) £m	Discontinued BHI £m	Discontinued Service £m
Trading profit	459.0	2.4	(8.1)	(44.8)	408.5	84.7	(6.5
Profit/(loss) on sale of PPE	-	-	-	(6.6)	(6.6)	-	-

Net financing costs	(40.9)
Share of joint venture	-
Loss on sale of business	-
Income tax expense	(105.4)
Profit for the period	255.6

(c) The taxation impact of the non Trading profit items is £2.1m charge

5. Financial income and expenses

	6 months to 30.9.05 £m	6 months to 30.9.04 £m	12 months to 31.3.05 £m
Interest receivable and similar income	7.4	8.9	11.3
Expected return on pension scheme assets	81.7	71.0	142.0
Financial income	89.1	79.9	153.3
Interest payable and similar charges	(22.0)	(16.6)	(35.2
Interest on pension scheme liabilities	(83.3)	(79.5)	(159.0
Financial expenses	(105.3)	(96.1)	(194.2
Net financing costs	(16.2)	(16.2)	(40.9
Analysed as:			
Net interest payable	(14.6)	(7.7)	(23.9
Net other financing costs	(1.6)	(8.5)	(17.0
Net financing costs	(16.2)	(16.2)	(40.9

6. Taxation

Taxation on the continuing operations has been provided at an estimated effective rate of 9.4% (6 months to 30th September 2004 31.7%, 12 months to 31st March 2005 29.2%). The taxation rate is low as a result of a release of deferred taxation provisions relating to revalued property which are no longer required following the sale and leaseback of 312 shops in July 2005, and as a result of the profit arising on the sale and leaseback transaction being tax free due to the offset of capital losses.

7. Dividends

Dividends paid during the period were £149.5m (2004 158.2m)

After the balance sheet date, the directors have declared an interim dividend of 9.1p per share (2004 9.1p per share). The dividends have not been provided for, and there are no income tax consequences.

The dividend, which amounts to £64.9m (2004 £67.1m), will be paid on 20th January 2006 to shareholders on the register on 4th November 2005. The shares will be quoted ex dividend on 2nd November 2005. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash

hours GMT on 29th December 2005 if they are to apply to this interim dividend.

8. Earnings per share

	6 months to 30.9.05	6 months to 30.9.04	12 months to 31.3.05
Basic earnings per share - total	38.2p	11.2p	36.1p
Diluted earnings per share - total	38.2p	11.2p	36.0p
Basic earnings per share - discontinued	5.4p	(2.6p)	1.5p
Diluted earnings per share - discontinued	5.4p	(2.6p)	1.5p
Basic earnings per share - continuing trading profit	11.6p	13.7p	35.7p
Diluted earnings per share - continuing trading profit	11.6p	13.7p	35.7p

The calculation of basic and diluted earnings per share is based on:

	6 months to 30.9.05 £m	6 months to 30.9.04 £m	12 months to 31.3.05 £m
Earnings			
Earnings for adjusted basic and diluted earnings per share calculation - total	273.2	83.9	266.9
Earnings for adjusted basic and diluted earnings per share calculation - continuing	234.7	103.7	255.6
Earnings for adjusted basic and diluted earnings per share calculation - discontinued	38.5	(19.8)	11.3
Earnings for adjusted basic and diluted earnings per share calculation - continuing trading profit	83.0	102.4	264.3

	6 months to 30.9.05 m	6 months to 30.9.04 m	12 months to 31.3.05 m
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	714.4	747.8	739.8
Dilutive effect of options	1.1	1.4	1.1
Weighted average number of shares used in diluted earnings per share calculation	715.5	749.2	740.9

The weighted average number of shares used in the basic earnings per share calculation excludes shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees. The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Boots Healthcare International is presented as held for sale following the announcement of the decision to sell the consumer healthcare business which was made on 7th April 2005. The decision is part of the continuing focus on Boots The Chemists. On 7th October an agreement to sell the BHI business to Reckitt Benckiser for £1.926bn was announced. Approximately £1.4bn of the proceeds will be returned to shareholders by way of a special dividend, equating to approximately £2 per share. This will be accompanied by a share consolidation. Completion of the sale is expected by 31st March 2006.

During the period to 30th September 2005, Boots Healthcare International generated sales of £265.1m (including £15.1m of inter-segmental sales) and a trading profit before financial income and expenses of £46.6m. The profit of Boots Healthcare International is included in discontinued operations within the group consolidated income statement. A number of items were not charged or credited to trading profit in the period. These included a credit for the add-back of the normal BHI depreciation charge which is the required treatment under IFRS5 (£3.4m); a credit arising from intra-group legal entity restructuring prior to the disposal of BHI (£7.4m) and a charge for costs which have arisen only as a result of the impending disposal (£5.3m).

During the prior periods Boots Healthcare International, Dentistry, LASIK, Chiropody, Laser Hair Removal and Handbag are classified as discontinued operations within the Group Income Statement.

At 30th September 2005, the disposal group comprised assets of £674.0m, less liabilities of £319.4m. No gain or loss arose on the measurement to fair value less cost to sell. At 30th September 2004 the disposal group comprised assets and liabilities relating to the Services businesses which were sold during the second half of 2004/05.

10. Pensions

The principal UK pension scheme is Boots Pension Scheme. The independent scheme actuary carried out the latest full valuation of the scheme as at 1st April 2004.

The group also operates defined benefit plans for a number of overseas schemes. Although no formal valuation has been performed in respect of the main Boots Pension Scheme at 30th September 2005, the independent scheme actuary has estimated the pension deficit at this date. Accordingly the overall deficit for all defined benefit schemes has increased to £136.9m (31st March 2005 - £87.6m)

11. Half year report

A summary of the half year report will be published in the Daily Telegraph on 28th October 2005. Copies of the summary or of this half year report will be available at 'www.boots-plc.com' or from The Secretary, Boots Group PLC, Nottingham NG2 3AA.

12. Other information

There will be a live audiocast of the presentation to analysts at 09.00 hours BST on Thursday 27th October 2005. The slide presentation will be available from 10.30 hours BST on the same day. Both can be accessed from the Investor Information page at 'www.boots-plc.com'.

Independent review report to Boots Group PLC

We have been engaged by the company to review the financial information set out on pages 12 to 22 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information on page 16, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2005.

KPMG Audit Plc
Chartered Accountants
2 Cornwall Street
Birmingham
B3 2DL

27th October 2005

END

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11

Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots
Released	11:16 26-Oct-05
Number	1837T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	**Schroders plc**
Company dealt in	**Boots Plc**
Relevant security dealt in	**Ordinary 25p Shares**
If a connected EFM, name of offeree/offeror with which connected	**n/a**
If a connected EFM, nature of connection #	**n/a**
Date of dealing	**25.10.05**

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold 100,000	**Price per unit (currency must be stated)** 607.5p

Resultant total amount and percentage of the same relevant security owned or controlled	**15,351,203 (2.152%).**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26.10.05**
Contact name	**Albion Onojobi**
Telephone number	**020 7658 2962**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

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lC

AFX UK Focus Story

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Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser Q3 profits up 13 pct, repeats FY targets UPDATE
Released	15:03 25-Oct-05
Number	150311.25102005

(Adding more on net income growth forecasts, updates share price)

LONDON (AFX) - Anglo-Dutch household goods giant Reckitt Benckiser PLC reported a 13 pct rise in third-quarter profits and said it was 'on track' to meet its full-year financial targets.

But shares tumbled as much as 5 pct in early afternoon trading as investors cast doubt on the true strength of Reckitt's underlying growth.

Reckitt, whose products include Finish dishwasher tablets and Dettol antiseptic, said net income grew 13 pct on a constant currency basis to 174 mln stg in the three months to the end of September. The launch of a raft of new cleaning products helped revenues rise 5 pct to 1.058 bln stg in the period.

Although third-quarter net income exceeded the 165-170 mln consensus forecast, shares dropped were down 76 pence at 1,715 by 2.45 pm as analysts questioned how Reckitt managed the feat. But for a 'flattering' 13 mln tax credit, earnings would have fallen short of forecasts, they said.

'Reckitt wouldn't have beaten my forecast had it not been for the tax credit, which has significantly boosted their earnings,' said the analyst.

Stripping out this unforeseen item, net income would have grown by just 7 pct on an actual currency basis, rather than the 16 pct figure Reckitt trumpeted in its earnings statement, according to the analyst.

Still, chief executive Bart Becht claimed Reckitt's growth was far stronger than that of rivals like Unilever NV, boosted by 'strong' demand across all regions in which it operates.

And the group, which recently agreed to buy Boots Group PLC's Boots Healthcare International for 1.926 bln stg, said it was 'on track' to meet its financial goals for the full year.

Just three months ago, Reckitt raised its full-year net revenue growth target to 5-6 pct, and said it was looking for earnings growth of 'at least the mid teens' at actual exchange rates. Last year net income was 563 mln stg, adjusted for the new International Financial Reporting Standards, said the group.

At Reckitt's Fabric Care unit, net revenues grew 2 pct to 296 mln stg in the third quarter thanks to the 'success' of its Vanish Oxi Action franchise and the Calgon water softener products.

Meanwhile at Surface Care, net revenues grew 8 pct to 223 mln stg, buoyed by the launch of Bang under its Cillit brand in Europe, and growth in its Dettol and Lysol disinfecting range.

And turnover at its Dishwashing unit increased by 4 pct to 139 mln stg in the period due to growth at its Finish/Calgonit business in Europe and from Electrasol with Jet Dry Action in North America.

Reckitt also confirmed that it intends to buy back a further 300 mln stg in shares next year.

simon.duke@afxnews.com

nes/sd/ra/ec

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9

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	13:43 25-Oct-05
Number	1365T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 25th October 2005

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Notification received following holding going below 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....25th October 2005....

END

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8

AFX UK Focus Story

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Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser Q3 profits up 13 pct, repeats FY targets UPDATE
Released	13:39 25-Oct-05
Number	133936.25102005

(Updating to recast, include divisional breakdown)

LONDON (AFX) - Anglo-Dutch household goods giant Reckitt Benckiser PLC reported a 13 pct rise in third-quarter profits and said it was 'on track' to meet its full-year financial targets.

But shares tumbled as much as 5 pct in early afternoon trading as investors cast doubt on the true strength of Reckitt's underlying growth.

Reckitt, whose products include Finish dishwasher tablets and Dettol antiseptic, said net income grew 13 pct on a constant currency basis to 174 mln stg in the three months to the end of September. The launch of a raft of new cleaning products helped revenues rise 5 pct to 1.058 bln stg in the period.

Although third-quarter net income exceeded the 165-170 mln consensus forecast, shares dropped 65 pence to 1,726 as analysts questioned how Reckitt managed the feat. But for a 'flattering' 13 mln tax credit, earnings would have fallen short of forecasts, they said.

'Reckitt wouldn't have beaten my forecast had it not been for the tax credit, which has significantly boosted their earnings,' said the analyst.

Stripping out this unforeseen item, net income would have grown by just 7 pct on an actual currency basis, rather than the 16 pct figure Reckitt trumpeted in its earnings statement, according to the analyst.

Still, chief executive Bart Becht claimed Reckitt's growth was far stronger than that of rivals like Unilever NV, boosted by 'strong' demand across all regions in which it operates.

And the group, which recently agreed to buy Boots Group PLC's Boots Healthcare International for 1.926 bln stg, said it was 'on track' to meet its financial goals for the full year.

Just three months ago, Reckitt raised its full-year net revenue growth target to 5-6 pct, and said it was looking for earnings growth of 'at least the mid teens' at actual exchange rates.

At Reckitt's Fabric Care unit, net revenues grew 2 pct to 296 mln stg in the third quarter thanks to the 'success' of its Vanish Oxi Action franchise and the Calgon water softener products.

Meanwhile at Surface Care, net revenues grew 8 pct to 223 mln stg, buoyed by the launch of Bang under its Cillit brand in Europe, and growth in its Dettol and Lysol disinfecting range.

And turnover at its Dishwashing unit increased by 4 pct to 139 mln stg in the period due to growth at its Finish/Calgonit business in Europe and from Electrasol with Jet Dry Action in North America.

Reckitt also confirmed that it intends to buy back a further 300 mln stg in shares next year.

simon.duke@afxnews.com

nes/sd/ra

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7

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots
Released	10:50 24-Oct-05
Number	0525T

FOR 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	**Schroders plc**
Company dealt in	**Boots Plc**
Relevant security dealt in	**Ordinary 25p Shares**
If a connected EFM, name of offeree/offeror with which connected	**n/a**
If a connected EFM, nature of connection #	**n/a**
Date of dealing	**21.10.05**

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
56400	608.75p

Resultant total amount and percentage of the same relevant security owned or controlled	**15,451,203 (2.166%).**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24.10.05**
Contact name	**Albion Onojobi**
Telephone number	**020 7658 2962**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

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6

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots
Released	11:59 20-Oct-05
Number	9374S

FOF
8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	**Schroders plc**
Company dealt in	**Boots Plc**
Relevant security dealt in	**Ordinary 25p Shares**
If a connected EFM, name of offeree/offeror with which connected	**n/a**
If a connected EFM, nature of connection #	**n/a**
Date of dealing	**19.10.05**

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
6,730 98,535 348,948	612p 612.75p 614p

Resultant total amount and percentage of the same relevant security owned or controlled	**15,507,603 (2.174%).**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**20.10.05**
Contact name	***Albion Onojobi***
Telephone number	**020 7658 2962**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

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5

Regulatory Announcement

Go to market news section

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3- (Boots)
Released	17:29 19-Oct-05
Number	9078S

RNS Number:9078S
Barclays PLC
19 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	BOOTS PLC
Relevant security dealt in	ORD GBP 0.25
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	18 OCTOBER 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
6,243	6.2900
50,000	6.3100
4,078	6.2331

Amount sold	Price per unit (currency must be stated)
500	6.2616
20,133	6.2290
2,929	6.2900

Resultant total amount and percentage of the same relevant security owned or controlled 24,449,051 (3.42%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Contact name BARCLAYS CORPORATE SECRETARIAT

Telephone number 0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)
eg long CFD				
Short CFD	18/10/2005	Written	4,078	6.2331

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name	Transaction date	Written/entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)
eg long CFD				
Short CFD	28/11/2001	Entered into	56,153	5.9613
Long CFD	06/12/2001	Entered into	15,575	6.0975
Long CFD	11/12/2001	Entered into	8,598	5.8347
Long CFD	13/12/2001	Entered into	23,502	5.7900
Long CFD	10/01/2002	Entered into	8,478	5.8601
Long CFD	01/03/2002	Entered into	93,885	6.3850
Long CFD	15/03/2002	Entered into	25,230	6.3675
Long CFD	19/03/2002	Entered into	54,627	6.5234
Long CFD	19/03/2002	Entered into	63,544	6.5234
Long CFD	16/04/2002	Entered into	26,001	6.9023
Short CFD	19/06/2002	Entered into	148,512	6.2381
Short CFD	25/06/2002	Entered into	476,766	6.3342
Short CFD	27/06/2002	Entered into	368,170	6.1789
Short CFD	27/06/2002	Entered into	32,713	6.1789
Short CFD	02/07/2002	Entered into	23,693	6.3875
Short CFD	02/07/2002	Entered into	19,555	6.3875
Short CFD	04/07/2002	Entered into	32,052	6.2998
Short CFD	09/07/2002	Entered into	23,068	6.6194
Short CFD	12/07/2002	Entered into	39,559	6.1328
Short CFD	12/07/2002	Entered into	17,558	6.1328
Short CFD	17/07/2002	Entered into	51,471	5.8550
Short CFD	17/07/2002	Entered into	12,897	5.8550
Short CFD	23/07/2002	Entered into	35,375	5.6847
Short CFD	12/09/2002	Entered into	117,154	5.6068
Short CFD	20/09/2002	Entered into	118,416	5.0627
Long CFD	17/10/2002	Entered into	182,262	5.8498
Short CFD	09/01/2003	Entered into	37,526	5.7525

Short CFD	16/01/ 2003	Entered into	66,002	5.4879
Short CFD	16/01/ 2003	Entered into	24,322	5.4879
Short CFD	17/01/ 2003	Entered into	9,141	5.4186
Short CFD	05/02/ 2003	Entered into	26,113	5.2865
Short CFD	05/02/ 2003	Entered into	38,097	5.2865
Long CFD	28/02/ 2003	Entered into	119,239	5.5215
Short CFD	28/02/ 2003	Entered into	119,239	5.5215
Short CFD	10/03/ 2003	Entered into	50,663	5.2100
Long CFD	07/05/ 2003	Entered into	180,735	5.8567
Long CFD	29/05/ 2003	Entered into	150,979	6.2379
Long CFD	01/07/ 2003	Entered into	92,000	6.4400
Short CFD	01/07/ 2003	Entered into	92,000	6.4400
Long CFD	12/08/ 2003	Entered into	22,670	6.5700
Long CFD	14/08/ 2003	Entered into	51,830	6.5675
Long CFD	15/08/ 2003	Entered into	40,390	6.6270
Long CFD	21/08/ 2003	Entered into	94,225	6.6531
Short CFD	26/08/ 2003	Entered into	21,645	6.6667
Short CFD	29/08/ 2003	Entered into	101,814	6.6347
Short CFD	01/09/ 2003	Entered into	30,431	6.6200
Long CFD	29/09/ 2003	Entered into	144,533	6.5450
Short CFD	29/09/ 2003	Entered into	144,533	6.5450
Long CFD	29/10/ 2003	Entered into	113,273	6.9756
Long CFD	14/11/ 2003	Entered into	16,217	7.4063
Long CFD	06/01/ 2004	Entered into	103,329	6.8464
Long CFD	08/01/ 2004	Entered into	18,222	6.8900
Long CFD	16/01/ 2004	Entered into	19,011	6.8450
Short CFD	20/01/ 2004	Written	27,500	7.0564
Short CFD	20/01/ 2004	Entered into	28,110	7.0467
Long CFD	22/01/ 2004	Written	15,800	7.1460
Short CFD	22/01/ 2004	Entered into	16,816	7.0675
Long CFD	23/01/ 2004	Written	16,500	7.1077

Short CFD	30/01/ 2004	Written	3,800	7.0208
Short CFD	02/02/ 2004	Written	8,600	7.0108
Long CFD	03/02/ 2004	Written	9,400	6.9665
Long CFD	04/02/ 2004	Written	4,700	7.0142
Short CFD	05/02/ 2004	Written	600	7.1009
Long CFD	06/02/ 2004	Written	30,800	7.2741
Long CFD	09/02/ 2004	Written	39,200	7.2901
Long CFD	10/02/ 2004	Written	5,900	7.3041
Long CFD	10/02/ 2004	Entered into	85,825	7.3073
Short CFD	12/02/ 2004	Written	900	7.4009
Short CFD	17/02/ 2004	Written	700	7.4959
Short CFD	19/02/ 2004	Written	14,200	7.4914
Short CFD	20/02/ 2004	Written	20,400	7.4924
Short CFD	23/02/ 2004	Written	1,500	7.4459
Short CFD	24/02/ 2004	Written	1,400	7.4409
Short CFD	02/03/ 2004	Written	3,000	7.4589
Short CFD	03/03/ 2004	Written	1,600	7.4009
Short CFD	24/03/ 2004	Written	18,000	7.0358
Short CFD	26/03/ 2004	Written	157,500	6.3116
Short CFD	30/03/ 2004	Written	3,600	6.1957
Short CFD	31/03/ 2004	Written	1,000	6.1757
Long CFD	01/04/ 2004	Written	900	6.1943
Long CFD	02/04/ 2004	Written	600	6.2243
Short CFD	05/04/ 2004	Written	600	6.2008
Long CFD	07/04/ 2004	Written	5,400	6.4242
Long CFD	08/04/ 2004	Written	18,600	6.4632
Short CFD	13/04/ 2004	Written	17,100	6.3080
Short CFD	13/04/ 2004	Entered into	55,848	6.4236
Short CFD	13/04/ 2004	Entered into	15,603	6.4236
Short CFD	14/04/ 2004	Written	6,000	6.2357
Short	16/04/	Written	900	6.1957

Short CFD	20/04/ 2004	Written	31,000	6.3000
Short CFD	21/04/ 2004	Written	700	6.2908
Short CFD	22/04/ 2004	Written	2,600	6.2057
Short CFD	26/04/ 2004	Written	1,300	6.1557
Short CFD	27/04/ 2004	Written	1,500	6.1107
Short CFD	28/04/ 2004	Written	3,700	6.0057
Long CFD	30/04/ 2004	Written	3,400	6.1043
Short CFD	06/05/ 2004	Written	3,300	6.0107
Long CFD	07/05/ 2004	Written	2,000	6.0643
Long CFD	12/05/ 2004	Written	1,700	6.1093
Long CFD	13/05/ 2004	Written	14,600	6.2358
Long CFD	18/05/ 2004	Written	10,300	6.2844
Long CFD	19/05/ 2004	Written	33,800	6.3463
Long CFD	20/05/ 2004	Written	21,300	6.2992
Long CFD	24/05/ 2004	Written	39,700	6.3555
Long CFD	25/05/ 2004	Written	9,100	6.2942
Long CFD	26/05/ 2004	Written	1,100	6.3192
Long CFD	27/05/ 2004	Written	55,000	6.6851
Long CFD	28/05/ 2004	Written	25,400	6.5737
Short CFD	01/06/ 2004	Written	27,800	6.5644
Long CFD	03/06/ 2004	Written	5,000	6.6192
Long CFD	04/06/ 2004	Written	4,700	6.6492
Long CFD	17/06/ 2004	Written	3,100	6.6342
Long CFD	18/06/ 2004	Written	900	6.6242
Long CFD	21/06/ 2004	Entered into	39,067	6.6517
Long CFD	21/06/ 2004	Entered into	57,223	6.6517
Long CFD	22/06/ 2004	Written	2,000	6.6842
Long CFD	24/06/ 2004	Written	52,200	6.8332
Long CFD	25/06/ 2004	Written	17,100	6.8263
Long CFD	28/06/ 2004	Written	5,400	6.8442
Long CFD	29/06/ 2004	Written	19,200	6.8942

Short CFD	02/07/2004	Written	27,600	6.6912
Short CFD	05/07/2004	Written	15,300	6.6796
Short CFD	07/07/2004	Written	1,700	6.6908
Short CFD	08/07/2004	Written	500	6.6258
Short CFD	12/07/2004	Written	13,100	6.6546
Short CFD	14/07/2004	Written	4,200	6.6158
Short CFD	19/07/2004	Written	15,100	6.5717
Long CFD	19/07/2004	Entered into	34,314	6.5868
Long CFD	19/07/2004	Entered into	11,157	6.5868
Short CFD	22/07/2004	Written	56,700	6.6917
Short CFD	04/08/2004	Written	1,700	6.6558
Short CFD	05/08/2004	Written	31,162	6.6991
Short CFD	09/08/2004	Written	15,600	6.4926
Long CFD	19/08/2004	Entered into	7,519	6.6900
Long CFD	20/08/2004	Written	2,800	6.6692
Long CFD	23/08/2004	Written	36,700	6.7651
Long CFD	24/08/2004	Written	34,100	6.7692
Long CFD	25/08/2004	Written	4,400	6.7992
Long CFD	26/08/2004	Written	2,100	6.7892
Long CFD	31/08/2004	Written	26,360	6.7941
Long CFD	01/09/2004	Written	23,640	6.8242
Long CFD	02/09/2004	Written	1,600	6.9092
Long CFD	03/09/2004	Written	34,100	6.9761
Long CFD	06/09/2004	Written	33,500	6.9422
Long CFD	08/09/2004	Written	500	6.9392
Long CFD	09/09/2004	Written	24,900	6.9019
Long CFD	09/09/2004	Entered into	10,454	6.9384
Short CFD	10/09/2004	Written	4,900	6.8708
Short CFD	14/09/2004	Written	9,600	6.8936
Long CFD	14/09/2004	Entered into	32,932	6.9325
Long CFD	16/09/2004	Written	36,963	6.9800
[illegible]	[illegible]	[illegible]		

Long CFD	17/09/ 2004	Written	20,003	6.9624
Short CFD	17/09/ 2004	Written	30,675	6.9407
Long CFD	20/09/ 2004	Written	28,815	6.7927
Short CFD	20/09/ 2004	Written	4,600	6.8793
Short CFD	20/09/ 2004	Written	114,438	6.7950
Short CFD	21/09/ 2004	Written	28,580	6.6500
Short CFD	22/09/ 2004	Written	110,523	6.6969
Short CFD	23/09/ 2004	Written	18,425	6.6768
Short CFD	24/09/ 2004	Written	56,574	6.7052
Short CFD	27/09/ 2004	Written	4,000	6.6500
Short CFD	28/09/ 2004	Written	49,221	6.6230
Long CFD	29/09/ 2004	Written	4,600	6.6900
Short CFD	29/09/ 2004	Written	41,800	6.5798
Long CFD	29/09/ 2004	Entered into	13,813	6.6742
Long CFD	30/09/ 2004	Written	143,913	6.4287
Short CFD	01/10/ 2004	Written	49,360	6.4776
Short CFD	01/10/ 2004	Written	58,679	6.4827
Long CFD	01/10/ 2004	Entered into	25,262	6.4852
Long CFD	01/10/ 2004	Entered into	30,453	6.4852
Short CFD	04/10/ 2004	Written	9,641	6.4836
Short CFD	04/10/ 2004	Written	27,780	6.4823
Short CFD	05/10/ 2004	Written	16,966	6.4564
Long CFD	06/10/ 2004	Written	40,345	6.5120
Long CFD	07/10/ 2004	Written	20,401	6.4950
Short CFD	07/10/ 2004	Written	700	6.5200
Long CFD	08/10/ 2004	Written	19,811	6.5712
Short CFD	08/10/ 2004	Written	5,348	6.5150
Long CFD	11/10/ 2004	Written	8,453	6.5500
Short CFD	11/10/ 2004	Written	10,490	6.5024
Long CFD	12/10/ 2004	Written	3,800	6.5300
Long CFD	13/10/ 2004	Written	30,634	6.5694

Long CFD	15/10/ 2004	Written	43,947	6.5558
Long CFD	15/10/ 2004	Written	17,998	6.5600
Long CFD	18/10/ 2004	Written	8,860	6.5500
Long CFD	19/10/ 2004	Written	27,951	6.6334
Long CFD	19/10/ 2004	Written	21,143	6.6456
Long CFD	20/10/ 2004	Written	9,251	6.5842
Long CFD	20/10/ 2004	Written	11,000	6.5944
Long CFD	21/10/ 2004	Written	18,760	6.5895
Long CFD	22/10/ 2004	Written	13,081	6.6449
Long CFD	25/10/ 2004	Written	22,174	6.5564
Short CFD	25/10/ 2004	Written	1,000	6.5650
Long CFD	26/10/ 2004	Written	17,669	6.6157
Long CFD	27/10/ 2004	Written	54,219	6.6615
Long CFD	28/10/ 2004	Written	142,349	6.5919
Long CFD	29/10/ 2004	Written	35,360	6.5919
Short CFD	29/10/ 2004	Written	1,500	6.6300
Short CFD	01/11/ 2004	Written	32,095	6.6548
Long CFD	02/11/ 2004	Written	5,825	6.7000
Short CFD	02/11/ 2004	Written	18,518	6.7044
Long CFD	03/11/ 2004	Written	2,400	6.6400
Short CFD	03/11/ 2004	Written	14,012	6.6400
Long CFD	04/11/ 2004	Written	11,781	6.6250
Short CFD	04/11/ 2004	Written	7,200	6.6650
Long CFD	05/11/ 2004	Written	3,100	6.6950
Short CFD	05/11/ 2004	Written	26,326	6.6925
Short CFD	09/11/ 2004	Written	23,562	6.6002
Short CFD	10/11/ 2004	Written	45,952	6.5593
Long CFD	11/11/ 2004	Written	47,383	6.6306
Short CFD	11/11/ 2004	Written	22,511	6.5534
Short CFD	12/11/ 2004	Written	3,600	6.6550
Long	16/11/	Written	14,471	6.4950

Short CFD	16/11/ 2004	Written	4,841	6.5200
Long CFD	16/11/ 2004	Entered into	19,045	6.5349
Long CFD	17/11/ 2004	Written	488	6.4141
Short CFD	17/11/ 2004	Written	33,400	6.3850
Long CFD	18/11/ 2004	Written	900	6.4050
Long CFD	19/11/ 2004	Written	79,585	6.3429
Long CFD	19/11/ 2004	Written	17,890	6.3558
Long CFD	19/11/ 2004	Written	16,394	6.3350
Short CFD	22/11/ 2004	Written	7,922	6.3450
Long CFD	23/11/ 2004	Written	50,517	6.3557
Short CFD	23/11/ 2004	Written	40,926	6.3146
Long CFD	24/11/ 2004	Written	1,000	6.3600
Short CFD	24/11/ 2004	Written	17,655	6.2868
Long CFD	25/11/ 2004	Written	3,239	6.3203
Short CFD	26/11/ 2004	Written	8,497	6.3350
Long CFD	29/11/ 2004	Written	6,078	6.3362
Short CFD	29/11/ 2004	Written	18,724	6.3332
Long CFD	30/11/ 2004	Written	9,700	6.3245
Short CFD	30/11/ 2004	Written	1,625	6.2514
Short CFD	30/11/ 2004	Written	21,589	6.2400
Long CFD	01/12/ 2004	Written	9,760	6.2950
Long CFD	01/12/ 2004	Written	3,000	6.3200
Long CFD	02/12/ 2004	Written	9,600	6.3850
Long CFD	03/12/ 2004	Written	19,546	6.3993
Long CFD	06/12/ 2004	Written	2,300	6.4100
Short CFD	08/12/ 2004	Entered into	19,320	6.3981
Long CFD	09/12/ 2004	Written	7,272	6.3750
Short CFD	09/12/ 2004	Written	3,100	6.4050
Short CFD	09/12/ 2004	Written	28,283	6.3864
Long CFD	10/12/ 2004	Written	7,076	6.3450
Long CFD	13/12/ 2004	Written	5,700	6.3950

Market News

Long CFD	13/12/2004	Entered into	169,081	6.4150
Long CFD	14/12/2004	Written	19,324	6.3156
Short CFD	14/12/2004	Written	13,545	6.3213
Long CFD	16/12/2004	Written	5,345	6.5150
Short CFD	17/12/2004	Written	23,650	6.5100
Short CFD	20/12/2004	Written	11,980	6.5328
Short CFD	20/12/2004	Written	3,000	6.5450
Long CFD	21/12/2004	Written	2,902	6.5955
Short CFD	22/12/2004	Written	9,990	6.6000
Long CFD	24/12/2004	Written	10,000	6.5950
Long CFD	29/12/2004	Written	2,427	6.5953
Long CFD	29/12/2004	Written	5,175	6.5950
Long CFD	30/12/2004	Written	5,200	6.5650
Short CFD	04/01/2005	Written	17,800	6.4749
Short CFD	04/01/2005	Written	13,839	6.5000
Short CFD	04/01/2005	Written	5,549	6.4799
Short CFD	05/01/2005	Written	10,500	6.3500
Short CFD	05/01/2005	Written	17,106	6.3539
Short CFD	06/01/2005	Written	8,791	6.3945
Long CFD	07/01/2005	Written	8,161	6.4500
Long CFD	10/01/2005	Written	19,184	6.4495
Long CFD	11/01/2005	Written	39,525	6.5474
Long CFD	11/01/2005	Written	7,600	6.5811
Long CFD	11/01/2005	Written	25,945	6.5772
Long CFD	12/01/2005	Written	8,875	6.5750
Short CFD	12/01/2005	Written	6,100	6.5850
Long CFD	14/01/2005	Written	500	6.5850
Long CFD	14/01/2005	Written	13,370	6.6550
Long CFD	14/01/2005	Written	5,400	6.6650
Short CFD	14/01/2005	Written	9,143	6.5798
Long	17/01/2005	Written	5,586	6.6772
			26,116	6.6829

Long CFD	19/01/ 2005	Written	212,159	6.4916
Short CFD	19/01/ 2005	Written	199,498	6.5026
Long CFD	20/01/ 2005	Written	7,703	6.6250
Long CFD	21/01/ 2005	Written	13,460	6.7157
Short CFD	21/01/ 2005	Written	38,432	6.7174
Short CFD	21/01/ 2005	Entered into	18,615	6.6848
Long CFD	24/01/ 2005	Written	23,165	6.7318
Short CFD	24/01/ 2005	Written	37,380	6.7038
Long CFD	25/01/ 2005	Written	2,765	6.7610
Short CFD	25/01/ 2005	Written	29,171	6.7485
Short CFD	26/01/ 2005	Written	20,405	6.7378
Short CFD	28/01/ 2005	Written	1,400	6.6350
Short CFD	31/01/ 2005	Written	29,219	6.6840
Short CFD	01/02/ 2005	Written	64,915	6.6306
Short CFD	01/02/ 2005	Written	1,117	6.6400
Short CFD	02/02/ 2005	Written	23,728	6.6583
Long CFD	03/02/ 2005	Written	12,393	6.6991
Long CFD	04/02/ 2005	Written	1,031	6.6943
Short CFD	04/02/ 2005	Written	17,918	6.7238
Long CFD	07/02/ 2005	Written	38,709	6.7969
Long CFD	08/02/ 2005	Written	48,333	6.8635
Long CFD	08/02/ 2005	Written	31,255	6.8949
Long CFD	09/02/ 2005	Written	5,258	6.8239
Short CFD	09/02/ 2005	Written	7,564	6.8250
Short CFD	09/02/ 2005	Entered into	36,585	6.8233
Long CFD	10/02/ 2005	Written	17,027	6.8597
Long CFD	10/02/ 2005	Written	16,233	6.8466
Long CFD	10/02/ 2005	Written	3,300	6.8650
Short CFD	10/02/ 2005	Entered into	20,869	6.8606
Long CFD	11/02/ 2005	Written	23,650	6.9052
Long CFD	11/02/ 2005	Written	6,809	6.9085
Long	11/02/	Written	8,600	6.9150

Long CFD	14/02/ 2005	Written	17,393	6.9248
Long CFD	15/02/ 2005	Written	12,317	6.9021
Long CFD	17/02/ 2005	Written	22,371	6.8968
Long CFD	17/02/ 2005	Written	11,926	6.8961
Long CFD	17/02/ 2005	Written	2,854	6.9050
Long CFD	18/02/ 2005	Written	2,765	6.9225
Long CFD	18/02/ 2005	Written	8,799	6.9250
Long CFD	21/02/ 2005	Written	4,250	6.8500
Long CFD	22/02/ 2005	Written	34,317	6.7922
Long CFD	22/02/ 2005	Written	17,412	6.7857
Short CFD	22/02/ 2005	Written	3,708	6.7708
Long CFD	23/02/ 2005	Written	9,962	6.7310
Long CFD	23/02/ 2005	Written	12,738	6.7072
Long CFD	24/02/ 2005	Written	18,933	6.7030
Long CFD	25/02/ 2005	Written	19,494	6.7632
Long CFD	25/02/ 2005	Written	21,306	6.7399
Short CFD	28/02/ 2005	Written	42,669	6.6661
Long CFD	01/03/ 2005	Written	3,857	6.3800
Long CFD	01/03/ 2005	Written	30,441	6.3522
Short CFD	01/03/ 2005	Written	5,000	6.3500
Short CFD	02/03/ 2005	Written	20,597	6.3493
Long CFD	03/03/ 2005	Written	8,679	6.3405
Short CFD	03/03/ 2005	Written	15,824	6.3393
Long CFD	04/03/ 2005	Written	1,192	6.3344
Short CFD	04/03/ 2005	Written	42,046	6.2891
Long CFD	07/03/ 2005	Written	698	6.2794
Short CFD	07/03/ 2005	Written	60,169	6.2382
Short CFD	07/03/ 2005	Written	12,584	6.2726
Short CFD	07/03/ 2005	Entered into	63,536	6.2288
Short CFD	08/03/ 2005	Written	14,921	6.2553
Short CFD	08/03/ 2005	Written	26,075	6.2732

Short CFD	09/03/ 2005	Written	35,821	6.1773
Short CFD	09/03/ 2005	Written	28,285	6.1657
Short CFD	09/03/ 2005	Entered into	105,251	6.1538
Short CFD	09/03/ 2005	Entered into	14,734	6.1538
Long CFD	10/03/ 2005	Written	2,395	6.1912
Short CFD	10/03/ 2005	Written	76,306	6.1688
Short CFD	10/03/ 2005	Written	48,217	6.1679
Long CFD	11/03/ 2005	Written	3,375	6.1682
Short CFD	11/03/ 2005	Written	20,688	6.1554
Short CFD	11/03/ 2005	Written	44,767	6.1471
Long CFD	14/03/ 2005	Written	16,973	6.1660
Short CFD	14/03/ 2005	Written	75,148	6.1073
Short CFD	15/03/ 2005	Written	83,097	6.1612
Long CFD	16/03/ 2005	Written	72,745	6.0900
Short CFD	16/03/ 2005	Written	69,957	6.1087
Short CFD	16/03/ 2005	Written	6,227	6.1350
Long CFD	16/03/ 2005	Entered into	72,745	6.0900
Short CFD	16/03/ 2005	Entered into	72,745	6.0900
Long CFD	17/03/ 2005	Written	59,766	6.1344
Long CFD	21/03/ 2005	Written	1,000	6.1800
Short CFD	21/03/ 2005	Entered into	24,785	6.1150
Long CFD	22/03/ 2005	Written	12,011	6.2304
Long CFD	22/03/ 2005	Written	19,200	6.2350
Long CFD	23/03/ 2005	Written	49,211	6.2316
Long CFD	23/03/ 2005	Written	10,593	6.2724
Long CFD	23/03/ 2005	Written	12,300	6.2500
Short CFD	23/03/ 2005	Written	12,494	6.1504
Long CFD	24/03/ 2005	Written	3,256	6.2125
Short CFD	24/03/ 2005	Written	4,848	6.1568
Short CFD	24/03/ 2005	Written	19,490	6.1150
Long CFD	29/03/ 2005	Written	80,789	6.2255

Long CFD	31/03/2005	Written	57,992	6.2932
Long CFD	31/03/2005	Written	906	6.2855
Short CFD	31/03/2005	Written	33,000	6.3024
Short CFD	01/04/2005	Written	7,200	6.2650
Long CFD	04/04/2005	Written	16,902	6.1930
Short CFD	04/04/2005	Written	5,696	6.1678
Short CFD	04/04/2005	Entered into	28,767	6.1861
Long CFD	05/04/2005	Written	2,674	6.2297
Short CFD	05/04/2005	Written	12,200	6.2250
Long CFD	06/04/2005	Written	574	6.2494
Short CFD	06/04/2005	Written	38,482	6.1764
Long CFD	07/04/2005	Written	155,618	6.1502
Short CFD	07/04/2005	Written	99,169	6.3222
Long CFD	07/04/2005	Entered into	70,443	6.1087
Short CFD	08/04/2005	Written	453,825	6.3453
Short CFD	11/04/2005	Written	313,119	6.4060
Long CFD	12/04/2005	Written	53,809	6.5105
Short CFD	12/04/2005	Written	227,742	6.5002
Long CFD	13/04/2005	Written	10,000	6.5313
Short CFD	13/04/2005	Written	27,874	6.4748
Short CFD	14/04/2005	Written	182,924	6.3815
Long CFD	15/04/2005	Written	4,100	6.4100
Long CFD	15/04/2005	Written	3,150	6.3946
Short CFD	15/04/2005	Written	65,936	6.3935
Short CFD	15/04/2005	Written	1,252	6.4006
Long CFD	18/04/2005	Written	69,223	6.3387
Short CFD	18/04/2005	Written	65,209	6.3151
Short CFD	18/04/2005	Written	25,225	6.3229
Long CFD	19/04/2005	Written	9,882	6.3150
Short CFD	19/04/2005	Written	18,253	6.3010
Short CFD	19/04/2005	Entered into	16,539	6.3115

Long CFD	20/04/2005	Written	1,514	6.3694
Long CFD	21/04/2005	Written	20,704	6.3436
Short CFD	22/04/2005	Written	33,765	6.2702
Short CFD	22/04/2005	Written	6,414	6.2700
Long CFD	26/04/2005	Written	16,586	6.2446
Short CFD	26/04/2005	Written	9,452	6.2298
Long CFD	27/04/2005	Written	14,903	6.2194
Short CFD	27/04/2005	Written	11,107	6.0935
Short CFD	28/04/2005	Written	186,754	6.0186
Short CFD	28/04/2005	Written	24,400	5.9811
Long CFD	29/04/2005	Written	7,376	6.0500
Short CFD	29/04/2005	Written	6,413	5.9500
Short CFD	29/04/2005	Written	441	5.9856
Short CFD	03/05/2005	Written	5,516	5.9750
Short CFD	03/05/2005	Written	65,729	5.9493
Short CFD	03/05/2005	Written	828	5.9706
Long CFD	04/05/2005	Written	17,029	5.9271
Short CFD	04/05/2005	Written	21,431	5.8856
Short CFD	04/05/2005	Written	51,442	5.8897
Long CFD	05/05/2005	Written	67,779	5.9483
Short CFD	05/05/2005	Written	4,100	5.9150
Long CFD	06/05/2005	Written	4,000	5.8244
Short CFD	06/05/2005	Written	40,800	0.1110
Short CFD	06/05/2005	Written	17,891	5.8616
Short CFD	06/05/2005	Written	1,017	5.8056
Long CFD	09/05/2005	Written	53,475	5.9318
Long CFD	09/05/2005	Written	182,977	5.9191
Short CFD	09/05/2005	Written	70,400	0.1109
Short CFD	09/05/2005	Written	46,100	0.1111
Short CFD	09/05/2005	Written	3,136	5.9057
Short CFD	09/05/2005	Entered into	120,164	5.9575

Short CFD	10/05/2005	Written	900	5.9250
Short CFD	11/05/2005	Written	1,500	5.8700
Long CFD	12/05/2005	Written	198,715	5.9391
Short CFD	12/05/2005	Written	3,975	5.9395
Long CFD	13/05/2005	Written	26,378	5.9325
Long CFD	16/05/2005	Written	151,839	6.0001
Short CFD	16/05/2005	Written	46,025	5.9950
Short CFD	16/05/2005	Written	270,500	0.1096
Long CFD	17/05/2005	Written	52,162	5.9514
Long CFD	17/05/2005	Written	31,061	5.9612
Short CFD	17/05/2005	Written	818	5.9306
Long CFD	18/05/2005	Written	96,178	6.0086
Long CFD	18/05/2005	Written	65,376	5.9978
Long CFD	19/05/2005	Written	148,847	6.1317
Long CFD	19/05/2005	Written	427,010	0.1105
Short CFD	19/05/2005	Written	8,525	6.1200
Long CFD	20/05/2005	Written	103,135	6.1227
Long CFD	20/05/2005	Written	16,771	6.1273
Long CFD	20/05/2005	Written	111,009	6.1225
Short CFD	20/05/2005	Written	8,771	6.0850
Short CFD	20/05/2005	Written	6,441	6.1361
Short CFD	20/05/2005	Written	980	6.1309
Short CFD	20/05/2005	Written	140,000	0.1121
Long CFD	20/05/2005	Entered into	111,009	6.1225
Short CFD	20/05/2005	Entered into	111,009	6.1225
Long CFD	23/05/2005	Written	20,524	6.1190
Long CFD	23/05/2005	Written	63,664	6.1017
Short CFD	23/05/2005	Written	7,178	6.1050
Long CFD	24/05/2005	Written	140,525	0.1112
Long CFD	24/05/2005	Written	41,296	6.0749
Long CFD	24/05/2005	Written	455	6.0741
Long	25/05/	Written	[illegible]	[illegible]

Long CFD	25/05/ 2005	Written	23,697	6.0896
Short CFD	25/05/ 2005	Written	140,525	0.1112
Short CFD	25/05/ 2005	Written	12,047	6.0401
Short CFD	26/05/ 2005	Written	61,800	0.1102
Long CFD	31/05/ 2005	Written	41,597	6.0870
Long CFD	31/05/ 2005	Written	14,561	6.0900
Short CFD	31/05/ 2005	Written	1,500	6.0700
Long CFD	01/06/ 2005	Written	37,512	5.9295
Short CFD	01/06/ 2005	Written	31,073	5.8963
Long CFD	01/06/ 2005	Entered into	41,680	5.8875
Long CFD	01/06/ 2005	Entered into	31,073	5.8963
Long CFD	02/06/ 2005	Written	64,042	5.9158
Long CFD	03/06/ 2005	Entered into	26,709	5.8950
Long CFD	06/06/ 2005	Written	79,200	5.8671
Long CFD	07/06/ 2005	Written	26,900	5.8726
Long CFD	07/06/ 2005	Written	900	5.9200
Short CFD	07/06/ 2005	Written	12,712	5.8803
Long CFD	07/06/ 2005	Entered into	16,436	5.8844
Long CFD	08/06/ 2005	Written	63,459	5.8639
Long CFD	08/06/ 2005	Written	10,000	5.8450
Short CFD	08/06/ 2005	Written	15,538	5.8606
Long CFD	09/06/ 2005	Written	43,977	5.8367
Long CFD	09/06/ 2005	Written	35,678	5.8255
Short CFD	09/06/ 2005	Written	17,937	5.8226
Short CFD	10/06/ 2005	Written	12,275	5.8843
Short CFD	10/06/ 2005	Written	15,346	5.9130
Short CFD	10/06/ 2005	Written	19,983	5.9329
Long CFD	10/06/ 2005	Entered into	4,586	5.9100
Long CFD	10/06/ 2005	Entered into	15,346	5.9100
Long CFD	13/06/ 2005	Written	1,000	6.0000
Long CFD	13/06/ 2005	Written	1,054	6.0694

Long CFD	15/06/2005	Written	7,100	5.9500
Short CFD	15/06/2005	Written	24,447	5.9710
Long CFD	16/06/2005	Written	1,098	5.9700
Long CFD	16/06/2005	Written	4,671	5.9910
Short CFD	16/06/2005	Written	10,482	5.9956
Short CFD	16/06/2005	Written	18,300	6.0024
Long CFD	20/06/2005	Written	60,616	5.9426
Long CFD	20/06/2005	Written	8,484	5.9200
Long CFD	20/06/2005	Written	202,000	0.1087
Short CFD	20/06/2005	Written	34,905	5.9398
Long CFD	20/06/2005	Entered into	3,225	5.9372
Long CFD	20/06/2005	Entered into	7,802	5.9225
Long CFD	20/06/2005	Entered into	11,394	5.9372
Long CFD	20/06/2005	Entered into	27,550	5.9225
Long CFD	21/06/2005	Written	71,362	5.9575
Long CFD	21/06/2005	Written	6,205	5.9726
Long CFD	22/06/2005	Written	10,300	6.0293
Short CFD	22/06/2005	Written	46,400	6.1112
Long CFD	23/06/2005	Written	5,600	6.1337
Long CFD	23/06/2005	Entered into	756	6.1333
Long CFD	23/06/2005	Entered into	4,140	6.1333
Short CFD	24/06/2005	Written	8,600	6.0550
Long CFD	24/06/2005	Entered into	10,906	6.0385
Long CFD	24/06/2005	Entered into	59,623	6.0385
Short CFD	27/06/2005	Written	49,142	5.9612
Short CFD	28/06/2005	Written	1,400	5.9400
Short CFD	29/06/2005	Written	8,375	5.9864
Long CFD	29/06/2005	Entered into	5,554	6.0300
Short CFD	30/06/2005	Written	2,100	6.0900
Long CFD	30/06/2005	Entered into	34,654	6.0727
Long CFD	01/07/2005	Written	5,500	6.0750

Short CFD	01/07/ 2005	Written	9,960	6.1050
Short CFD	01/07/ 2005	Written	21,265	6.1098
Long CFD	01/07/ 2005	Entered into	11,243	6.1101
Long CFD	01/07/ 2005	Entered into	21,265	6.1067
Long CFD	04/07/ 2005	Written	55,900	6.0789
Long CFD	04/07/ 2005	Written	8,855	6.0500
Long CFD	05/07/ 2005	Written	22,698	6.0596
Long CFD	05/07/ 2005	Written	20,321	6.0338
Short CFD	05/07/ 2005	Written	20,822	6.0332
Short CFD	05/07/ 2005	Entered into	20,321	6.0368
Long CFD	06/07/ 2005	Written	23,650	6.0576
Short CFD	06/07/ 2005	Written	14,604	6.0566
Long CFD	07/07/ 2005	Written	2,000	6.0000
Short CFD	07/07/ 2005	Written	20,400	5.9662
Long CFD	08/07/ 2005	Written	54,000	6.0735
Short CFD	08/07/ 2005	Written	33,270	6.0722
Long CFD	11/07/ 2005	Written	7,700	6.1131
Long CFD	12/07/ 2005	Written	27,383	6.1463
Long CFD	13/07/ 2005	Written	1,800	6.1650
Long CFD	13/07/ 2005	Written	110,483	6.1638
Short CFD	13/07/ 2005	Written	1,100	6.1850
Short CFD	13/07/ 2005	Entered into	56,480	6.1638
Short CFD	13/07/ 2005	Entered into	54,006	6.1638
Short CFD	13/07/ 2005	Entered into	110,483	6.1638
Long CFD	14/07/ 2005	Written	21,145	6.1610
Long CFD	14/07/ 2005	Written	35,525	6.1566
Short CFD	14/07/ 2005	Written	39,600	6.0959
Long CFD	15/07/ 2005	Written	57,000	6.0826
Short CFD	15/07/ 2005	Written	58,385	6.0778
Short CFD	15/07/ 2005	Written	25,434	6.0824
Short CFD	15/07/ 2005	Written	57,000	6.1009

Short CFD	19/07/ 2005	Written	1,300	6.0550
Long CFD	20/07/ 2005	Written	10,872	6.1125
Long CFD	20/07/ 2005	Written	17,147	6.1150
Long CFD	21/07/ 2005	Written	25,018	6.1640
Short CFD	21/07/ 2005	Written	31,400	6.1539
Long CFD	22/07/ 2005	Written	41,900	6.0674
Short CFD	22/07/ 2005	Written	16,955	6.0551
Short CFD	22/07/ 2005	Entered into	32,837	6.0650
Short CFD	22/07/ 2005	Entered into	137,230	6.0650
Short CFD	22/07/ 2005	Entered into	35,515	6.0650
Short CFD	25/07/ 2005	Written	19,024	6.0352
Long CFD	26/07/ 2005	Written	7,800	6.0350
Long CFD	27/07/ 2005	Written	3,800	6.0600
Short CFD	27/07/ 2005	Written	2,200	6.0350
Short CFD	27/07/ 2005	Entered into	21,152	6.0575
Short CFD	27/07/ 2005	Entered into	15,894	6.0575
Long CFD	28/07/ 2005	Written	19,200	6.0700
Short CFD	28/07/ 2005	Written	30,000	0.1062
Short CFD	29/07/ 2005	Written	19,724	6.0311
Short CFD	29/07/ 2005	Entered into	5,059	6.0673
Short CFD	29/07/ 2005	Entered into	9,362	6.0673
Short CFD	01/08/ 2005	Written	25,200	6.0328
Long CFD	02/08/ 2005	Written	2,972	6.0399
Short CFD	02/08/ 2005	Written	16,500	6.0402
Short CFD	03/08/ 2005	Written	15,300	5.9408
Short CFD	03/08/ 2005	Entered into	8,510	5.9350
Short CFD	04/08/ 2005	Written	61,518	5.9298
Short CFD	04/08/ 2005	Written	66,154	5.9389
Short CFD	04/08/ 2005	Written	22,000	0.1060
Short CFD	05/08/ 2005	Entered into	30,255	5.9850
Short CFD	09/08/ 2005	Written	7,900	5.9650

Short CFD	10/08/ 2005	Written	4,800	6.0000
Short CFD	10/08/ 2005	Written	328,000	0.1082
Short CFD	10/08/ 2005	Entered into	48,331	6.0025
Long CFD	11/08/ 2005	Written	19,375	6.0366
Short CFD	11/08/ 2005	Written	10,400	6.0311
Short CFD	11/08/ 2005	Written	664,000	0.1088
Long CFD	12/08/ 2005	Written	100	6.0550
Short CFD	12/08/ 2005	Written	58,029	6.0917
Short CFD	12/08/ 2005	Entered into	1,456	6.1150
Short CFD	12/08/ 2005	Entered into	4,734	6.1150
Long CFD	15/08/ 2005	Written	15,000	6.1614
Short CFD	15/08/ 2005	Entered into	12,205	6.1086
Short CFD	15/08/ 2005	Entered into	39,665	6.1086
Short CFD	16/08/ 2005	Written	23,000	0.1109
Short CFD	17/08/ 2005	Written	18,000	6.1250
Short CFD	17/08/ 2005	Entered into	18,028	6.1300
Short CFD	18/08/ 2005	Written	23,356	6.1223
Short CFD	18/08/ 2005	Entered into	33,602	6.1205
Long CFD	19/08/ 2005	Written	13,000	6.0872
Short CFD	19/08/ 2005	Written	37,941	6.1096
Long CFD	22/08/ 2005	Written	13,097	6.1336
Long CFD	22/08/ 2005	Written	1,067,000	0.1108
Short CFD	22/08/ 2005	Written	2,697	6.1250
Short CFD	22/08/ 2005	Entered into	89,607	6.1314
Short CFD	22/08/ 2005	Entered into	5,343	6.1224
Long CFD	23/08/ 2005	Written	6,400	6.1700
Long CFD	24/08/ 2005	Written	59,425	6.1551
Short CFD	25/08/ 2005	Written	20,585	6.1524
Short CFD	25/08/ 2005	Entered into	31,137	6.1450
Long CFD	26/08/ 2005	Written	32,755	6.1654
Long CFD	30/08/ 2005	Written	131,857	6.2225

Long CFD	30/08/2005	Written	2,610	6.2150
Long CFD	30/08/2005	Entered into	131,857	6.2225
Short CFD	30/08/2005	Entered into	131,857	6.2225
Long CFD	31/08/2005	Written	15,300	6.1697
Short CFD	31/08/2005	Written	24,164	6.1683
Short CFD	31/08/2005	Entered into	5,286	6.1650
Long CFD	01/09/2005	Written	18,575	6.2093
Short CFD	01/09/2005	Written	21,780	6.1950
Short CFD	01/09/2005	Written	7,200	6.1700
Short CFD	02/09/2005	Written	3,700	6.1700
Short CFD	05/09/2005	Written	29,202	6.1711
Short CFD	05/09/2005	Written	11,700	6.1700
Short CFD	05/09/2005	Entered into	6,378	6.1750
Short CFD	06/09/2005	Written	47,584	6.1945
Short CFD	06/09/2005	Written	16,837	6.2077
Short CFD	06/09/2005	Entered into	12,772	6.2009
Short CFD	07/09/2005	Written	79,156	6.3236
Short CFD	07/09/2005	Written	19	6.3105
Short CFD	08/09/2005	Written	24,300	6.2678
Short CFD	12/09/2005	Written	19,636	6.2851
Long CFD	13/09/2005	Written	57,957	6.3470
Long CFD	14/09/2005	Written	24,300	6.3405
Long CFD	15/09/2005	Written	1,804	6.2935
Short CFD	15/09/2005	Written	30,163	6.1900
Long CFD	16/09/2005	Written	6,211	6.2940
Long CFD	16/09/2005	Written	18,700	6.2841
Short CFD	19/09/2005	Written	69,239	6.2324
Short CFD	20/09/2005	Written	12,374	6.1550
Long CFD	21/09/2005	Written	17,588	6.2369
Short CFD	21/09/2005	Written	14,897	6.2000
Short CFD	22/09/2005	Written	49,873	6.2679
Short	27/09/	Written	[illegible]	[illegible]

Long CFD	28/09/ 2005	Written	12,288	6.2800
Long CFD	29/09/ 2005	Written	222	6.1200
Short CFD	29/09/ 2005	Written	15,000	6.1050
Short CFD	29/09/ 2005	Written	2,137	6.1672
Short CFD	30/09/ 2005	Written	8,145	6.0926
Short CFD	03/10/ 2005	Written	378,731	6.4580
Short CFD	03/10/ 2005	Written	318,621	6.4315
Short CFD	03/10/ 2005	Entered into	136,764	8.9100
Short CFD	03/10/ 2005	Entered into	314,465	8.9100
Short CFD	03/10/ 2005	Entered into	319,013	8.9100
Short CFD	03/10/ 2005	Entered into	207,309	8.9108
Short CFD	04/10/ 2005	Written	187,432	6.2887
Long CFD	05/10/ 2005	Written	55,587	6.2580
Long CFD	05/10/ 2005	Written	25,000	6.2924
Short CFD	05/10/ 2005	Written	249,662	6.2491
Short CFD	05/10/ 2005	Written	50,000	6.2624
Long CFD	06/10/ 2005	Written	25,753	6.1975
Short CFD	06/10/ 2005	Written	28,400	6.1659
Long CFD	07/10/ 2005	Written	86,692	6.3058
Long CFD	07/10/ 2005	Written	26,645	6.3496
Long CFD	10/10/ 2005	Written	188,202	6.3367
Long CFD	10/10/ 2005	Written	7,730	6.3544
Short CFD	10/10/ 2005	Written	7,730	6.3156
Long CFD	11/10/ 2005	Written	65,295	6.3224
Long CFD	11/10/ 2005	Written	43,700	6.3363
Long CFD	12/10/ 2005	Written	53,257	6.2859
Short CFD	12/10/ 2005	Written	50,000	6.2976
Long CFD	13/10/ 2005	Written	56,200	6.2842
Long CFD	13/10/ 2005	Written	81	6.2594
Short CFD	13/10/ 2005	Written	12,301	6.2044
Short CFD	13/10/ 2005	Written	81	6.2406
[illegible]	[illegible]	Written	[illegible]	6.3096

Long CFD	14/10/ 2005	Written	14,800	6.3342
Long CFD	17/10/ 2005	Written	46,100	6.2942
Long CFD	17/10/ 2005	Written	9,405	6.3244
Short CFD	17/10/ 2005	Written	9,405	6.3056

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

4

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Plc
Released	11:27 19-Oct-05
Number	8741S

FOR 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	**Schroders plc**
Company dealt in	**Boots Plc**
Relevant security dealt in	**Ordinary 25p Shares**
If a connected EFM, name of offeree/offeror with which connected	**n/a**
If a connected EFM, nature of connection #	**n/a**
Date of dealing	**18.10.05**

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold 2,900	**Price per unit (currency must be stated)** 626p

Resultant total amount and percentage of the same relevant security owned or controlled	**15,961,816 (2.237%). which includes an in-specie transfer shares.**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**19.10.05**
Contact name	**Albion Onojobi**
Telephone number	**020 7658 2962**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

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/3

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	11:58 18-Oct-05
Number	2005101800

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000.00
MATURING: 19/Oct/2007
ISSUE DATE: 19/Oct/2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19/Oct/2005 TO 19/Jan/2006 HAS BEEN FIXED AT 2.537000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19/Jan/2006 WILL AMOUNT TO:
EUR 6.48 PER EUR 1,000.00 DENOMINATION
EUR 64.83 PER EUR 10,000.00 DENOMINATION
EUR 648.34 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Close

2

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:14 14-Oct-05
Number	6807S

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Relevant security dealt in	ORD GBP0.25
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection #	N/A
Date of dealing	13 OCTOBER 2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
108,940	GBP6.237500
Amount sold	**Price per unit (currency must be stated)**
365,900	GBP6.292500

Resultant total amount and percentage of the same relevant security owned or controlled	9,272,276 (1.300%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	14 OCTOBER 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Go to market news section Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:23 13-Oct-05
Number	6179S

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	**Schroders plc**
Company dealt in	**Boots Group Plc**
Relevant security dealt in	**Ordinary 25p Shares**
If a connected EFM, name of offeree/offeror with which connected	**n/a**
If a connected EFM, nature of connection #	**n/a**
Date of dealing	**12.10.05**

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold 286,715	**Price per unit (currency must be stated)** 629p

Resultant total amount and percentage of the same relevant security owned or controlled	**15,965,197 (2.238%).**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**13.10.05**
Contact name	**Katy Creagh-Osborne**
Telephone number	**020 7658 2959**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at http://www.theakeoverpanel.org.uk/.

END

Close

COMPANY FILING HISTORY

Company Number: 04452715
Company Name: BOOTS GROUP PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	88(2)R	07/02/2006	AD 31/01/06--------- £ SI 20@.25=6 £ IC 180587169/180587175
	288c	08/12/2005	DIRECTOR'S PARTICULARS CHANGED
	288a	25/10/2005	DIRECTOR APPOINTED
	353a	04/10/2005	LOCATION OF REGISTER OF MEMBERS (NON-LEGIBLE)
	288b	04/10/2005	DIRECTOR RESIGNED
	AA	01/08/2005	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/05
	RES09	29/07/2005	DISAPP PRE-EMPT RIGHTS 21/07/05; AUTH ALLOT OF SECURITY 21/07/05 ; 72,200,000 ORD
	169	15/07/2005	£ IC 180592896/180487168 20/05/05 £ SR 422915@.25=105728
	169	15/07/2005	£ IC 180780396/180592896 17/05/05 £ SR 750000@.25=187500
	169	15/07/2005	£ IC 181055396/180780396 12/05/05 £ SR 1100000@.25=275000
	169	15/07/2005	£ IC 181330396/181055396 09/05/05 £ SR 1100000@.25=275000
	169	15/07/2005	£ IC 181655396/181330396 04/05/05 £ SR 1300000@.25=325000
	169	15/07/2005	£ IC 181900396/181655396 28/04/05 £ SR 980000@.25=245000
	363a	10/08/2005	RETURN MADE UP TO 31/05/05; BULK LIST AVAILABLE SEPARATELY
	288c	22/07/2005	DIRECTOR'S PARTICULARS CHANGED
	288c	30/06/2005	DIRECTOR'S PARTICULARS CHANGED
	288b	21/06/2005	DIRECTOR RESIGNED
	169	24/05/2005	£ IC 182125396/181900396 25/04/05 £ SR 900000@.25=225000
	169	24/05/2005	£ IC 182325396/182125396 20/04/05 £ SR 800000@.25=200000
	169	24/05/2005	£ IC 182512896/182325396 15/04/05 £ SR 750000@.25=187500
	169	24/05/2005	£ IC 182755396/182512896 31/03/05 £ SR 970000@.25=242500

DATACARE

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4452715

Company Name in full Boots Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 28, Month 11, Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): James Ramsay

Surname: Smart

† Date of birth — Day 06, Month 03, Year 1960

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

D90, 1 Thane Road West

Post town: Nottingham

County / Region:

Postcode: NG90 1BS

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 2-12-2005

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, England, NG2 3AA

Tel

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the *Registrar of Companies at:*

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP023

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of appointment	0 3	1 0	2 0 0 5
†Date of Birth	0 6	0 3	1 9 6 0

Appointment form

Notes on completion appear on reverse.

Appointment as director: ✓ as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): James Ramsay

Surname: Smart

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 64 Castle Gardens

Post town: Nottingham Postcode: NG7 1HH

County / Region: Country: England

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): See attached list

†† Tick this box if the address shown is a service address for the benefit of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] Date: 14/10/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] Date: 14/10/05

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, England, NG2 3AA

Tel

DX number 712001 DX exchange BEESTON 2

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Company Number 4452715

† Directors only.

†Other directorships

- BHI Finance Limited
- Boots Healthcare Finance Limited
- Boots Investments Limited
- Boots Optical (Holdings) Limited
- Boots Pensions Limited
- Boots SC (Four) Limited
- BootsPhoto.com Limited
- G. B. Britton & Sons (Holdings) Limited
- Lowpine Properties Limited
- Pepperpower Limited
- Pepperworld Limited
- Ward White Finance Company Limited
- Ward White Inc
- Ward White International Limited
- 1st National Group PLC, resigned on 28/02/2002
- A N Claims PLC, resigned on 28/02/2002
- Abbey National Alpha Investments, resigned on 14/03/2003
- Abbey National Baker Street Investments, resigned on 14/03/2003
- Abbey National Beta Investments Limited, resigned on 14/03/2003
- Abbey National Business Asset Leasing Limited, resigned on 28/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only.

†Other directorships

- Abbey National Business Cashflow Finance Limited, resigned on 28/02/2002
- Abbey National Business Commercial Lending Limited, resigned on 28/02/2002
- Abbey National Business Equipment Leasing Limited, resigned on 28/02/2002
- Abbey National Business Finance Services Limited, resigned on 28/02/2002
- Abbey National Business Office Equipment Leasing Limited, resigned on 28/02/2002
- Abbey National Business Sales Aid Leasing Limited, resigned on 28/02/2002
- Abbey National Business Vendor Plan Leasing Limited, resigned on 28/02/2002
- Abbey National Charitable Trust Limited, resigned on 14/03/2003
- Abbey National Continental Investments, resigned on 14/03/2003
- Abbey National Employees' Trustees Limited, resigned on 14/03/2003
- Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited, resigned
- Abbey National Global Investments, resigned on 14/03/2003
- Abbey National Group Pension Schemes Trustees Limited, resigned on 14/03/2003
- Abbey National Growth Investments, resigned on 14/03/2003
- Abbey National Independent Consulting Group Limited, resigned on 11/01/2001
- Abbey National Independent Investments, resigned on 14/03/2003
- Abbey National Investments, resigned on 14/03/2003
- Abbey National Investments Holdings Limited, resigned on 14/03/2003
- Abbey National Life PLC, resigned on 14/03/2003
- Abbey National Property Investments, resigned on 14/03/2003

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only.

†Other directorships

Abbey National Share Participation Scheme Trustee Company Limited, resigned on 14/03/20
Abbey National UK Investments, resigned on 14/03/2003
Cavendish Growth No. 1 PLC, resigned on 28/02/2002
Cavendish Growth No. 2 PLC, resigned on 28/02/2002
Cavendish Growth No. 3 PLC, resigned on 28/02/2002
Charterfield Finance Limited, resigned on 28/02/2002
Courtdore Properties limited, resigned on 28/02/2002
Crofts Dunlop Limited, resigned on 28/02/2002
Duchess Parade Investments Limited, resigned on 14/03/2003
Financial Receivables For Securitised Transactions No. 4 PLC, resigned on 28/02/2002
First 3 PLC, resigned on 28/02/2002
First National Bank PLC, resigned on 13/03/2003
First National Corporate Director Limited, resigned on 28/02/2002
First National Developments PLC, resigned on 28/02/2002
First National Finance Corporation Limited, resigned on 28/02/2002
First National Financial Services Limited, resigned on 28/02/2002
First National Home Loans Limited, resigned on 28/02/2002
First National Insurance Services PLC, resigned on 28/02/2002
First National Leisure Services Limited, resigned on 28/02/2002
First National Lending Limited, resigned on 28/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only.

†Other directorships

- First National Management Limited, resigned on 28/02/2002
- First National Mortgage Corporation PLC, resigned on 28/02/2002
- First National Motor Business Limited, resigned on 28/02/2002
- First National Motor Contracts Limited, resigned on 28/02/2002
- First National Motor Facilities Limited, resigned on 28/02/2002
- First National Motor Finance Limited, resigned on 28/02/2002
- First National Motor Leasing Limited, resigned on 28/02/2002
- First National Retail Finance Limited, resigned on 28/02/2002
- First National Tricity Finance Limited, resigned on 28/02/2002
- First National Trust Limited, resigned on 28/02/2002
- First Tricity Finance Limited, resigned on 28/02/2002
- FN Nominees Ltd, resigned on 28/02/2002
- FN Services Limited, resigned on 28/02/2002
- Get Motoring PLC, resigned on 28/02/2002
- HMC Group PLC, resigned on 28/02/2002
- Leasing Equipment Limited, resigned on 28/02/2002
- Lloyds TSB Autolease (VH) Limited, resigned on 20/12/2001
- LOF Limited, resigned on 28/02/2002
- PSA Finance PLC, resigned on 01/05/2002
- Rental Collections Limited, resigned on 28/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only.

†Other directorships

Scottish Mutual Assurance PLC, resigned on 14/03/2003
State Securities PLC, resigned on 28/02/2002
The National & Provincial Building Society Pension Fund Trustees Limited, resigned on 14/03
The Wagon Finance Corporation PLC, resigned on 28/02/2002

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.